MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL POSITION AND RESULTS OF OPERATIONS
Year Ended December 31, 2021

IAMGOLD CORPORATION Annual Management’s Discussion and Analysis - December 31, 2021	1

INTRODUCTION

The following Management’s Discussion and Analysis (“MD&A”) of IAMGOLD Corporation (“IAMGOLD” or the “Company”), dated February 23, 2022, should be read in conjunction with IAMGOLD's audited annual consolidated financial statements and related notes as at and for the fiscal year ended December 31, 2021. All figures in this MD&A are in U.S. dollars and tabular dollar amounts are in millions, unless stated otherwise. Additional information on IAMGOLD can be found at www.iamgold.com. However, the information on the website is not in any way incorporated in or made a part of this MD&A.
ABOUT IAMGOLD

IAMGOLD is a mid-tier gold mining company operating in three regions globally: North America, South America and West Africa. Within these regions the Company is developing high potential mining districts that encompass operating mines and construction, development and exploration projects. The Company’s operating mines include Essakane in Burkina Faso, Rosebel (including Saramacca) in Suriname and Westwood in Canada. A solid base of strategic assets is complemented by the Côté Gold construction project ("Côté Gold") in Canada, the Boto Gold development project in Senegal, as well as greenfield and brownfield exploration projects in various countries located in the Americas and West Africa.
IAMGOLD employs approximately 5,000 people. IAMGOLD is committed to maintaining its culture of accountable mining through high standards of Environmental, Social and Governance ("ESG") practices, including its commitment to Zero Harm®, in every aspect of its business. IAMGOLD is listed on the New York Stock Exchange (NYSE:IAG) and the Toronto Stock Exchange (TSX:IMG) and is one of the companies on the JSI index1.
OPERATING AND FINANCIAL HIGHLIGHTS

•Attributable gold production was 153,000 ounces for the fourth quarter and 601,000 ounces for 2021, near the top of the updated production guidance.
•Annual attributable gold production for Essakane was 412,000 ounces, exceeding the upper end of the updated guidance range of 390,000 to 400,000 ounces, benefiting from higher grades and the mill debottlenecking project completed during the year.
•Annual attributable gold production for Rosebel was 154,000 ounces, at the upper end of the updated guidance range of 140,000 to 160,000 ounces.
•Annual gold production for Westwood was 35,000 ounces, at the lower end of updated guidance of 35,000 to 45,000 ounces, following the restart of underground operations in June 2021.
•As of December 31, 2021, the Côté Gold project was 43.4% complete and detailed engineering reached approximately 92.2%.
•Cash cost2 per ounce sold was $1,184 for the fourth quarter and $1,132 per ounce sold for the year ended December 31, 2021, in line with the updated guidance.
•All-in sustaining costs2 ("AISC") per ounce sold was $1,537 for the fourth quarter and $1,426 per ounce sold for the year ended December 31, 2021, near the top end of the updated guidance.
•Mine-site free cash flow2 was $12.3 million for the fourth quarter and $133.8 million for the year ended December 31, 2021.
•Cash and cash equivalents and available liquidity2 at the end of the year were approximately $544.9 million and $1.1 billion, respectively.
•Net earnings (loss) per share attributable to equity holders was $(0.41) for the fourth quarter and $(0.53) for the year ended December 31, 2021. Adjusted net earnings (loss) per share attributable to equity holders2 was $0.09 for the fourth quarter and $0.06 for the year ended December 31, 2021.
•Loss before interest, income taxes, depreciation and amortization2 was $193.4 million for the fourth quarter and earnings before interest, income taxes, depreciation and amortization (“EBITDA”)2 was $27.1 million for the year ended December 31, 2021. Adjusted EBITDA2 was $90.0 million for the fourth quarter and $355.7 million for the year ended December 31, 2021.
•A non-cash net realizable value ("NRV") write-down of ore stockpile and finished goods inventories of $111.2 million was recorded in the fourth quarter and $138.6 million was recorded for the year-ended December 31, 2021.
•The updated mineral reserves and mineral resources estimates and life-of-mine plan for Rosebel were considered by the Company to be an indicator of impairment. A non-cash impairment charge of $205.1 million (post-tax impairment charge of $132.9 million) was recognized in the consolidated statements of earnings (loss) in the fourth quarter.

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1.Jantzi Social Index (“JSI”). The JSI is a socially screened market capitalization-weighted common stock index modeled on the S&P/TSX 60. It consists of companies which meet a set of broadly based environmental, social and governance rating criteria.
2.This is a non-GAAP financial measure. See "Non-GAAP Financial Measures".

IAMGOLD CORPORATION Annual Management’s Discussion and Analysis - December 31, 2021	2

CORPORATE HIGHLIGHTS

•On February 14, 2022, the Company announced a collaboration agreement with RCF Management L.L.C ("RCF"). Pursuant to the Agreement, Maryse Bélanger, David Smith and Ian Ashby were appointed to the Board of Directors of IAMGOLD (the “Board”) as independent directors, and Ms. Bélanger was appointed Chair. Richard Hall stepped down from the Board. With today’s announcement of the Company’s 2021 year-end results, Ronald Gagel has resigned from the Board, effective immediately. In addition, Mr. Tim Snider has advised that he will not stand for re-election at the Company’s 2022 annual shareholders’ meeting.
•The Company continues to advance its strategy to prioritize an appropriate allocation of capital and resources between the Company’s existing mines and its Côté Gold project to generate the best return on invested capital while advancing Côté Gold to production.
•On January 29, 2022, Donald Charter, Chair of the Board, retired from the Company’s Board in accordance with his longstanding plans and the 2020 Board guidelines regarding tenure and Board composition.
•On January 12, 2022, Gordon Stothart, President and Chief Executive Officer (“CEO”), stepped down from his role and resigned from the Board. Daniella Dimitrov, Chief Financial Officer (“CFO”) was appointed President, CFO and Interim CEO.
•In December 2021, the Company appointed Jerzy Orzechowski as Executive Project Director for Côté Gold to oversee management of the development of Côté Gold.
•IAMGOLD launched the IAMALLIN operational excellence program focused on uncovering improvement opportunities in the areas of cash preservation, cost control, capital allocation and process optimization across operations. The program was initiated at Essakane and will be launched at Rosebel and Westwood this year.

IAMGOLD CORPORATION Annual Management’s Discussion and Analysis - December 31, 2021	3

OPERATING AND FINANCIAL RESULTS

For more details and the Company's overall outlook for 2022, see "Outlook", and for individual mines and projects performance, see "Operational Updates". The following table summarizes certain operating and financial results for the three months ended December 31, 2021 (Q4 2021), September 30, 2021 (Q3 2021) and December 31, 2020 (Q4 2020) and the year ended December 31, 2021, 2020 and 2019, and certain measures of our financial position as at December 31, 2021, September 30, 2021, December 31, 2020 and December 31, 2019.

	Q4 2021	Q3 2021	Q4 2020	2021	2020	2019
Key Operating Statistics
Gold production – attributable (000s oz)	153	153	169	601	653	710
Gold sales – attributable (000s oz)	152	150	172	590	646	707
Average realized gold price[1] ($/oz)	$1,794	$1,787	$1,865	$1,790	$1,778	$1,397
Cost of sales[2] ($/oz sold) – attributable	$1,597	$1,247	$1,045	$1,270	$1,057	$950
Cash costs[1] ($/oz sold) – attributable	$1,184	$1,208	$987	$1,132	$988	$904
AISC[1] ($/oz sold) – attributable	$1,537	$1,508	$1,294	$1,426	$1,232	$1,141
Financial Results[3] ($ millions, except where noted)
Revenues	$294.6	$294.1	$347.5	$1,151.7	$1,241.7	$1,065.3
Gross profit	$(76.3)	$6.9	$84.0	$2.7	$250.3	$69.6
EBITDA[1]	$(193.4)	$19.6	$160.8	$27.1	$380.3	$(37.3)
Adjusted EBITDA[1]	$90.0	$82.5	$129.7	$355.7	$450.4	$288.0
Net earnings (loss) attributable to equity holders	$(194.1)	$(75.3)	$59.0	$(254.4)	$38.5	$(373.3)
Adjusted net earnings (loss) attributable to equity holders[1]	$44.3	$(20.1)	$19.1	$26.8	$87.7	$(30.0)
Net earnings (loss) per share attributable to equity holders	$(0.41)	$(0.16)	$0.12	$(0.53)	$0.08	$(0.80)
Adjusted net earnings (loss) per share attributable to equity holders[1]	$0.09	$(0.04)	$0.04	$0.06	$0.19	$(0.06)
Net cash from operating activities before changes in working capital[1]	$76.0	$79.6	$108.0	$293.0	$368.1	$367.5
Net cash from operating activities	$67.5	$78.5	$128.7	$285.0	$347.6	$363.0
Mine-site free cash flow[1]	$12.3	$31.9	$77.7	$133.8	$223.2	$58.7
Capital expenditures[1,4] – sustaining	$41.4	$26.4	$27.3	$105.4	$79.1	$95.9
Capital expenditures[1,4] – expansion	$190.1	$113.0	$79.1	$520.3	$213.6	$155.5
	Dec 31	Sep 30	Dec 31	Dec 31	Dec 31	Dec 31
	2021	2021	2020	2021	2020	2019
Financial Position ($ millions)
Cash, cash equivalents and short-term investments	$552.5	$748.3	$947.5	$552.5	$947.5	$836.7
Long-term debt	$464.4	$466.8	$466.6	$464.4	$466.6	$408.5
Net cash[1]	$16.3	$213.6	$400.8	$16.3	$400.8	$356.8
Available Credit Facility	$498.3	$498.3	$498.3	$498.3	$498.3	$499.6
1.Throughout this MD&A, we use the terms average realized gold price per ounce sold, cash costs, cash costs per ounce sold, AISC, AISC per ounce sold, net cash from operating activities before changes in working capital, mine-site free cash flow, available liquidity, net cash, EBITDA, adjusted EBITDA, adjusted net earnings (loss) attributable to equity holders and adjusted net earnings (loss) per share attributable to equity holders, sustaining capital expenditures, and expansion capital expenditures all of which are non-GAAP financial measures with no standard meaning under International Financial Reporting Standards ("IFRS") and are further discussed in the Non-GAAP Financial Measures section.
2.Throughout this MD&A, cost of sales, excluding depreciation, is disclosed in the cost of sales note in the annual consolidated financial statements.
3.Financial results from continuing operations.
4.Throughout this MD&A, capital expenditures represent cash expenditures for property, plant and equipment and exploration and evaluation assets.

IAMGOLD CORPORATION Annual Management’s Discussion and Analysis - December 31, 2021	4

Attributable Gold Production (000s oz)
169
14
52
103
153
7
40
106
153
13
42
98
Q4 2020
Q3 2021
Q4 2021
Essakane
Rosebel
Westwood

Gross Profit (Loss)
24%
2%
(26)%
$347.5
$263.5
$294.1
$287.2
$294.6
$370.9
Q4 2020
Q3 2021
Q4 2021
Revenue ($ millions)
Cost of sales ($ millions)
Gross profit (loss) (%)

Q4 2021 vs Q3 2021 Revenues
($ millions)
$294.1
$1.3
$(0.9)
$0.1
$294.6
Q3 2021
Price
Volume
Other
Q4 2021

2021 vs 2020 Revenues
($ millions)
$4.8
$(93.1)
$(1.7)
$1,241.7
$1,151.7
2020
Price
Volume
Other
2021

Cost of sales¹, Cash costs² and AISC²
172
150
152
$1,045
$987
$1,294
$1,247
$1,208
$1,508
$1,597
$1,184
$1,537
Q4 2020
Q3 2021
Q4 2021
Cost of sales¹ ($/oz sold)
Cash costs¹,² ($/oz sold)
AISC¹,² ($/oz sold)
Attributable sales (000s oz)

Net cash from operating activities and
Mine-site free cash flow²
$1,865
$1,787
$1,794
$128.7
$77.7
$78.5
$31.9
$67.5
$12.3
Q4 2020
Q3 2021
Q4 2021
Net cash from operating activities ($ millions)
Mine-site free cash flow² ($ millions)
Average realized gold price² ($/oz)

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1.Cost of sales, excluding depreciation, cash costs and AISC, are expressed on an attributable ounce sold basis (excluding the non-controlling interests of 10% at Essakane and 5% at Rosebel).
2.This is a non-GAAP financial measure. See "Non-GAAP Financial Measures".

IAMGOLD CORPORATION Annual Management’s Discussion and Analysis - December 31, 2021	5

Summary of Financial and Operating Results2

Contributors to Change		Q4 2021 vs. Q3 2021
Financial (100%)
Revenues	—
$294.6 million, in line with the prior quarter, as higher sales volume at Rosebel of 14,000 ounces ($23.4 million) and Westwood of 5,000 ounces ($9.4 million) due to higher production and a higher realized average gold price ($1.3 million or $7 per ounce), was offset by lower sales volume at Essakane of 20,000 ounces ($33.7 million) due to timing of sales.

Cost of sales	r
$370.9 million, up $83.7 million or 29%. Included in both operating costs and depreciation is a non-cash NRV write-down of ore stockpile and finished goods inventories recorded during the quarter of $111.2 million (short-term: $10.1 million; long-term: $101.1 million). Excluding the NRV write-down, cost of sales was lower due to lower depreciation (see below), partially offset by higher operating costs. The NRV write-down primarily relates to Essakane and Rosebel and is due to an increase in the estimated cost to complete processing of the ore stockpiles after adjusting for cost increases, stockpile grades and gold price assumptions.

Depreciation expense (included in cost of sales)	r
$111.0 million, up $25.9 million or 30%, primarily due to the non-cash NRV write-down of ore stockpile and finished goods inventories of $40.9 million, partially offset by lower depreciation of mobile equipment and a build up of stockpile inventories at Essakane.

General and administrative expenses	s
$7.2 million, down $6.4 million or 47%, primarily due to lower salaries and restructuring costs ($6.4 million) due to certain organizational reductions that occurred in the third quarter, lower consulting fees ($0.3 million) and the positive impact of realized derivative gains ($0.3 million).

Exploration expenses	s	$8.5 million, down $1.5 million due to decreased activity in accordance with the updated 2021 plan.
Other expenses	s
$6.5 million, down $39.5 million, primarily due to an increase in the Doyon asset retirement obligation ($40.4 million or $0.08 per share) recorded in the third quarter, partially offset by an increase in write-down of assets ($2.1 million).

Income tax expense (recovery)	s
$(88.6) million, down $91.0 million, comprised of current income tax expense of $7.3 million (third quarter 2021 - $12.3 million) and deferred income tax recovery of $93.4 million (third quarter 2021 - recovery of $9.9 million). The decrease in income tax expense was primarily due to changes in deferred income tax assets and liabilities primarily as a result of the impairment charge and NRV write-down of ore stockpile and finished goods inventories recorded in the fourth quarter.

Net cash from operating activities before changes in working capital	s	$76.0 million, down $3.6 million, primarily due to the factors noted below.
Net cash from operating activities	s
$67.5 million, down $11.0 million, primarily due to proceeds from insurance claims received in the third quarter ($7.7 million), net outflow from working capital movements ($7.4 million), partially offset by higher cash receipts from the settlement of derivatives ($1.4 million) and lower income taxes paid ($1.0 million).

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1.This is a non-GAAP financial measure. See "Non-GAAP Financial Measures".
2.Financial results from continuing operations.

IAMGOLD CORPORATION Annual Management’s Discussion and Analysis - December 31, 2021	6

Contributors to Change		Q4 2021 vs. Q3 2021
Mine-site free cash flow	s
$12.3 million, down $19.6 million, primarily due to lower operating cash flow at Essakane ($10.3 million), higher capital expenditures at Essakane ($8.0 million) and Rosebel ($6.8 million), partially offset by higher operating cash outflow at Westwood ($6.3 million).

Financial Position (100%)
Cash, cash equivalents, short-term investments and restricted cash	s	$594.7 million comprised of cash and cash equivalents of $544.9 million, short-term investments of $7.6 million and restricted cash of $42.2 million, down $190.6 million from September 30, 2021.
Operating (Attributable)
Attributable gold production	—
153,000 ounces, in line with the prior quarter, as higher production at Westwood (6,000 ounces) due to ramp up of underground activities and Rosebel (2,000 ounces) as the site continued its focus of mining higher grade ore at Saramacca was offset by lower production at Essakane (8,000 ounces) as a result of mine sequencing.

Attributable gold sales	r
152,000 ounces, up 2,000 ounces or 1%, as a result of higher sales volume at Rosebel benefiting from mill optimization in the quarter (13,000 ounces) and Westwood (5,000 ounces), partially offset by lower sales volume at Essakane driven by lower production and timing of sales (16,000 ounces).

Capital expenditures – sustaining	r
$41.4 million, up $15.0 million or 57%, primarily due to higher spending at Essakane ($11.3 million), Rosebel ($2.5 million) and Westwood ($1.3 million). Higher spending reflects increased capitalized stripping at Essakane in addition to increased expenditures on capital spares and mobile and mill equipment across all sites.

Capital expenditures – expansion	r
$190.1 million, up $77.1 million or 68%, primarily due to higher spending at Côté Gold ($75.3 million), Rosebel ($4.3 million), and Boto Gold ($1.1 million), partially offset by lower spending at Essakane ($3.1 million) and Westwood ($0.5 million). Higher spending reflects construction related activities at Côté Gold and higher capitalized stripping at Rosebel. Essakane had reduced spending on tailings management and plant upgrade projects during the fourth quarter.

Cost of sales (excluding depreciation) per ounce sold	r
$1,597 per ounce sold, up 28% from $1,247 per ounce sold due to the reasons noted above. Included was a non-cash NRV write-down of ore stockpile and finished goods inventories of $427 per ounce sold (third quarter 2021 - $88 per ounce sold), comprised of $46 per ounce included in cash costs and AISC per ounce sold as short-term and $381 per ounce excluded from cash cost and AISC per ounce sold as long-term, and the positive impact of realized derivative gains of $32 per ounce sold (third quarter 2021 – gains of $22 per ounce sold). Excluding the NRV write-down, cost of sales per ounce sold was higher primarily due to higher operating costs, partially offset by higher production and sales volumes.

Cash costs per ounce sold	s
$1,184 per ounce sold, down 2%, from $1,208 per ounce sold as higher sales volume partially offset the impact of higher operating costs, which included a non-cash NRV write-down of short-term ore stockpile and finished goods inventories of $46 per ounce sold (third quarter 2021 - $88 per ounce sold).

AISC per ounce sold	r
$1,537 per ounce sold, up 2%, from $1,508 per ounce sold primarily due to higher sustaining capital expenditures and higher operating costs, partially offset by the impact of higher sales volume. Included was a non-cash NRV write-down of short-term ore stockpile and finished goods inventories of $46 per ounce sold (third quarter 2021 - $88 per ounce sold).

Contributors to change		2021 vs. 2020
Financial (100%)
Revenues	s
$1,151.7 million, down $90.0 million or 7%, primarily due to lower consolidated sales volume of 53,000 ounces including lower sales volume of 60,000 ounces at Rosebel ($107.3 million) and 47,000 ounces at Westwood ($83.6 million), partially offset by higher sales volume of 54,000 ounces at Essakane ($97.8 million) and a higher realized average gold price ($4.8 million or $12 per ounce).

Cost of sales	r
$1,149.0 million, up $157.6 million or 16%. Included in both operating costs and depreciation is a non-cash NRV write-down of ore stockpile and finished goods inventories recorded during the year of $138.6 million (short-term: $37.5 million; long-term: $101.1 million). Excluding the NRV write-down, cost of sales were higher due to higher depreciation (see below), partially offset by lower operating costs. The NRV write-down primarily relates to Essakane and Rosebel and is due to an increase in the estimated cost to complete processing of the ore stockpiles after adjusting for cost increases, stockpile grades and gold price assumptions.

IAMGOLD CORPORATION Annual Management’s Discussion and Analysis - December 31, 2021	7

Contributors to change		2021 vs. 2020
Depreciation expense	r
$339.8 million, up $83.1 million or 32%, primarily due to the non-cash NRV write-down of ore stockpile and finished goods inventories of $45.3 million in addition to the higher depreciation at Essakane related to mobile equipment, tailings dam and capitalized stripping assets.

General and administrative expenses	s
$42.0 million, down $4.8 million or 10%, primarily due to lower share-based payments ($4.6 million), the positive impact of realized derivative gains ($4.4 million) and lower severance costs ($1.3 million), partially offset by higher consulting fees ($3.1 million), administration costs ($2.3 million) and depreciation ($0.2 million).

Other expenses	r
$92.0 million, up $16.0 million, primarily due to an increase in the Doyon asset retirement obligation ($33.8 million), increase in care and maintenance costs at Westwood ($5.9 million), increase in write-down of assets ($2.2 million), partially offset by a decrease in temporary suspension costs incurred in 2020 at Rosebel ($16.0 million) and lower COVID-19 expenses ($11.4 million).

Exploration expenses	r	$38.1 million, up $10.2 million due to an increase in exploration activities in 2021 compared to 2020 when activities were reduced due to COVID-19.
Income tax expense (recovery)	s
$(64.5) million, down $108.6 million, comprised of current income tax expense of $45.3 million (2020 - $55.8 million) and deferred income tax recovery of $109.8 million (2020 - recovery of $11.7 million). The decrease in income tax expense was primarily due to changes in deferred income tax assets and liabilities primarily as a result of the impairment charge and NRV write-down of ore stockpile and finished goods inventories.

Net cash from operating activities before changes in working capital	s	$293.0 million, down $75.1 million, primarily due to the factors noted below.

Net cash from operating activities	s
$285.0 million, down $62.6 million, primarily due to lower revenue and higher cash operating costs ($98.2 million), higher income taxes paid ($10.5 million), partially offset by higher cash receipts from the settlement of derivatives ($31.7 million) and proceeds from insurance claims ($10.2 million).

Mine-site free cash flow	s
$133.8 million, down $89.4 million, primarily due to lower operating cash flow at Rosebel ($111.6 million) and Westwood ($68.5 million), and higher capital expenditures at Rosebel ($30.8 million) and Essakane ($21.9 million), partially offset by higher operating cash flow at Essakane ($136.5 million).

Operating (Attributable)
Attributable gold production	s
601,000 ounces, down 52,000 ounces or 8%, due to lower production at Rosebel (56,000 ounces) due to operational challenges and Westwood (44,000 ounces) as the underground operations were in care and maintenance for the first half of 2021, partially offset by higher production at Essakane (48,000 ounces) due to increased head grades.

Attributable gold sales	s	590,000 ounces, down 56,000 ounces or 9%, due to lower sales volume at Rosebel (58,000 ounces) and Westwood (47,000 ounces), partially offset by higher sales volume at Essakane (49,000 ounces).
Capital expenditures – sustaining	r
$105.4 million, up $26.3 million or 33%, primarily due to higher spending at Essakane ($13.9 million) and Rosebel ($12.9 million). Higher spending reflects increased capitalized stripping at Essakane in addition to higher expenditures on capital spares as well as mobile and mill equipment at Essakane and Rosebel.

Capital expenditures – expansion	r
$520.3 million, up $306.7 million or 144%, primarily due to higher spending at Côté Gold ($269.9 million), Rosebel ($17.9 million), Boto Gold ($17.5 million) and Essakane ($8.0 million), partially offset by lower spending at Westwood ($6.6 million). Higher spending reflects construction related activities at Côté Gold and increased capitalized stripping at Rosebel and Essakane.

Cost of sales (excluding depreciation) per ounce sold	r
$1,270 per ounce sold, up 20% from $1,057 per ounce sold. Included was a non-cash NRV write-down of ore stockpile and finished goods inventories of $147 per ounce sold (2020 - $nil), comprised of $49 per ounce included in cash costs and AISC per ounce sold as short-term and $98 per ounce excluded from cash cost and AISC per ounce sold as long-term, and the positive impact of realized derivative gains of $19 per ounce sold (2020 – loss of $27 per ounce sold). Excluding the NRV write-down, cost of sales per ounce sold was higher primarily due to lower production and sales volumes, partially offset by lower operating costs.

Cash costs per ounce sold	r
$1,132 per ounce sold, up 15%, from $988 per ounce sold, due to higher operating costs, which included a non-cash NRV write-down of short-term ore stockpile and finished goods inventories of $50 per ounce sold (2020 - $nil), and lower production and sales volumes.

AISC per ounce sold	r
$1,426 per ounce sold, up 16%, from $1,232 per ounce sold, primarily due to lower production and sales volumes as well as higher sustaining capital expenditures. Included was a non-cash NRV write-down of short-term ore stockpile and finished goods inventories of $50 per ounce sold (2020 - $nil).

IAMGOLD CORPORATION Annual Management’s Discussion and Analysis - December 31, 2021	8

Global COVID-19 Pandemic
The global COVID-19 pandemic continues to evolve and remains a significant focus for the business. Despite widespread mass immunization programs intended to limit the effect of the virus in many countries, including Canada and Suriname, the emergence of new variants, such as the new Omicron variant, has been causing rates of infection to rapidly increase again globally including at the Rosebel and Westwood operations and at the Côté Gold project. The Company continues to closely monitor developments and is taking necessary measures to manage the impact of the COVID-19 pandemic on its personnel, operations, construction and development projects and exploration activities. Whilst the impact to operational performance has not been material in the fourth quarter 2021, positive cases have increased resulting in some of the workforce being unavailable during the beginning of 2022. The previously implemented protocols remain in place at our sites and are reviewed on an ongoing basis to adapt to the evolving situation. See "Operational Updates" for more information on each site.
OUTLOOK

Operating Performance
Attributable gold production for 2022 is expected to be in the range of 570,000 to 640,000 ounces as follows:
•Essakane attributable gold production is expected to be in the range of 360,000 to 385,000 ounces, with production expected to be relatively steady over the year as planned grades normalize closer to reserve grades, offset slightly by higher recoveries due to expected lower graphitic content.
•Rosebel attributable gold production is expected to be in the range of 155,000 to 180,000 ounces, with production expected to be stronger in the second half after the seasonal rains subside and as a result of expected increased recoveries from continuing refurbishment initiatives at the mill complex.
•Westwood complex gold production is expected to be in the range of 55,000 to 75,000 ounces, assuming the safe re-start of two additional underground zones (Central and West). Production levels are expected to increase each quarter benefitting from the continued ramp-up of underground mining activities and increasing grade from the adjacent Grand Duc open pit.
Cash costs¹ are expected to be between $1,100 and $1,150 per ounce sold and AISC¹ are expected to be between $1,650 and $1,690 per ounce sold. Cash costs include assumptions related to the expected impact of inflation. The costs of our main consumables consisting of explosives, cyanide, lime and grinding media are expected to be 5% to 7% higher on average compared to 2021 pricing, resulting in an approximate 1% to 2% increase in cash costs reflected in the 2022 guidance. The increase in AISC per ounce sold is primarily due to an increase in sustaining capital expenditures resulting from a higher proportion of stripping costs categorized as sustaining capital, versus expansion capital, due to the particular areas that are scheduled to be mined and the stage of the life of the mine aligning with World Gold Council guidelines.

	Actual 2021	Full Year Guidance 2022[1]
Essakane (000s oz)	412	360 – 385
Rosebel (000s oz)	154	155 – 180
Westwood (000s oz)	35	55 – 75
Total attributable production (000s oz)[2]	601	570 – 640

Cost of sales[2] ($/oz sold)	$1,270	$1,100 – $1,150
Cash costs[2,3] ($/oz sold)	$1,132	$1,100 – $1,150
All-in sustaining costs[2,3] ($/oz sold)	$1,426	$1,650 – $1,690
Depreciation expense ($ millions)	$339.8	$280 – $290
Income taxes[4] paid ($ millions)	$46.4	$55 – $65
1.The full year guidance is based on the following 2022 full year assumptions: average realized gold price of $1,700 per ounce, USDCAD exchange rate of 1.25, EURUSD exchange rate of 1.20 and average crude oil price of $70 per barrel.
2.Consists of Essakane, Rosebel and Westwood on an attributable basis of 90%, 95% and 100%, respectively.
3.This is a non-GAAP financial measure. See "Non-GAAP Financial Measures".
4.Cash tax payments do not occur evenly by quarter, because payments reflect final payments in respect of the prior year and installments due at different prescribed times for different countries.
Capital Expenditures1
Sustaining capital expenditures¹ for 2022 are expected to be approximately $310 million (± 5%) of which the majority is related to capitalized stripping and underground development. Expansion capital expenditures¹ for 2022 are expected to be approximately $660 to $690 million with Côté Gold expenditures expected to be between approximately $590 to $620 million (see also "Côté Gold Project") and other expansion capital expenditures¹ (excluding Côté Gold) expected to be approximately $70 million (± 5%) including approximately $20 million at Boto Gold project.

________
1.This is a non-GAAP financial measure. See "Non-GAAP Financial Measures".

IAMGOLD CORPORATION Annual Management’s Discussion and Analysis - December 31, 2021	9

	Actual 2021			Full Year Guidance 2022
($ millions)	Sustaining[2]	Expansion[3]	Total	Sustaining[2]	Expansion[3]	Total
Essakane	$51.2	$84.4	$135.6	$165	$5	$170
Rosebel[4]	42.2	56.4	98.6	105	35	140
Westwood	11.4	2.9	14.3	40	10	50
	$104.8	$143.7	$248.5	$310	$50	$360
Côté Gold[5] (70%)	—	343.0	343.0	—	590 – 620	590 – 620
Boto Gold	—	33.6	33.6	—	20	20
Corporate	0.6	—	0.6	—	—	—
Total[6,7,8] (±5%)	$105.4	$520.3	$625.7	$310	$ 660 – 690	$ 970 – 1,000
1. 100% basis, unless otherwise stated.
2.Sustaining capital includes capitalized stripping of (i) $7.7 million for Essakane and $nil for Rosebel in 2021, and (ii) for the full year 2022 guidance $110 million for Essakane and $45 million for Rosebel. Refer to site outlook sections below.
3.Expansion capital includes capitalized stripping of (i) $65.0 million for Essakane and $33.6 million for Rosebel in 2021, and (ii) for the full year 2022 guidance $nil for Essakane and $20 million for Rosebel. Refer to site outlook sections below.
4.Rosebel includes Saramacca at 70%.
5.Côté Gold capital expenditure guidance for 2022 is $590 to $620 million.
6.Includes $10 million of capitalized exploration and evaluation expenditures also included in the Exploration Outlook guidance table.
7.Capitalized borrowing costs are not included.
8.In addition to the above capital expenditures, $24 million in total principal lease payments are expected.
Exploration
Exploration expenditures for 2022 are expected to be approximately $35 million, including near-mine and greenfield programs.

	Actual 2021			Full Year Guidance 2022
($ millions)	Capitalized	Expensed	Total	Capitalized	Expensed	Total
Exploration projects – greenfield	$—	$27.8	$27.8	$—	$21	$21
Exploration projects – brownfield[1]	10.8	8.8	19.6	10	4	14
	$10.8	$36.6	$47.4	$10	$25	$35
1.Exploration projects - brownfield includes planned near-mine exploration and resource development of (i) $10.8 million for 2021, and (ii) $10 million for the full year 2022 guidance.
ENVIRONMENTAL, SOCIAL AND GOVERNANCE

The Company is committed to:
•Maintaining its culture of accountable mining through high standards of ESG practices; and
•The principle of Zero Harm®, in every aspect of its business, with particular emphasis on respecting the natural environment, building strong community partnerships and putting the health and safety of the Company's employees first.
The Company has implemented the Mining Association of Canada's Toward Sustainable Mining framework at all its operations and is working towards the implementation of the World Gold Council’s Responsible Gold Mining Principles. ESG policies, systems and practices are embedded throughout the business and the Company reports annually on its ESG performance via its Global Reporting Initiative compliant Health, Safety and Sustainability Report. As part of its accountability and reporting framework, the Company has also committed to report in accordance with the Task Force on Climate-Related Financial Disclosures ("TCFD") guidelines, and expects to release its initial TCFD report by the end of 2022.
Environmental
The Company recognizes that mining activities are energy intensive and generate significant greenhouse gas emissions (“GHG”). In September, the Company announced that it had set a global target of reaching net negative GHG emissions by no later than 2050. The Company also announced a target of achieving net positive biodiversity. Medium term targets will be set as part of the Company’s roadmap to achieve these global targets and will be issued in late 2022. An external review of the Company’s GHG emissions profile across all sites is in progress. The external review will inform the development of an action plan for the Company’s global commitments.

IAMGOLD CORPORATION Annual Management’s Discussion and Analysis - December 31, 2021	10

Social
Health and Safety
Health and safety is core to the Company’s relentless pursuit of its Zero Harm® vision. Through various programs, the Company continuously promotes a safe work environment and a wellness program at all sites. The DARTFR (days away, restricted, transferred duty frequency rate) was 0.37 and the TRIFR (total recordable injuries frequency rate) was 0.76 for 2021, tracking below the global annual targets of DARTFR 0.51 and TRIFR 0.85, respectively. Côté Gold has surpassed over 3.4 million hours with no lost time injuries to date. Our operations have been increasing focus on risk awareness and preventive activities related to work tasks.
Social and Economic Development
The Company is continuously exploring opportunities for investing and partnering with communities impacted by its operations. At both Essakane and Rosebel, the Company has committed to establishing and seeding community funds. Going forward, the bulk of our funding for community investment initiatives at these sites will flow through these dedicated community funds to ensure consistent funding on a year-to-year basis, thereby avoiding the uncertainty of annual budgetary reviews. This is a particularly important change in the context of a highly cyclical industry like gold mining.
At Rosebel, the Company has committed to making an annual contribution of 0.25% of gold production to the Suriname Environmental & Mining Foundation in addition to the existing 0.25% of annual revenues contributed the Rosebel community fund.
At Essakane, the Company continued its participation in the Mining Fund for Local Development in Burkina Faso, which was established by the government. As part of its agreement with the Government of Burkina Faso, the Company committed to contribute 1% of its annual revenues. The contribution for 2021 was $7.4 million. A formal proposal was submitted to the Canadian Government on June 1, 2021 to advance Phase II of the Company's public-private partnership with Canada’s government, One Drop Foundation and Cowater on the Triangle d’Eau Project, to bring potable water to an additional 75,000, people. A decision on the proposal is expected in 2022.
At Côté Gold, the Company has finalized all of the necessary impact and benefits agreements with Indigenous communities in support of the completion of the current project construction.
At Boto Gold, the Company is progressing with its community development projects, focusing on the development of basic infrastructure in surrounding communities. Potable water boreholes and distribution systems were upgraded in the surrounding communities of Saraya and Medina Bafe. In addition, sanitary blocks with latrines were built at the high school in Saraya hosting over 700 students.
Diversity, Equity and Inclusion
The Company unequivocally condemns inequity, discrimination and hatred in all its forms. One of the Company's values is to conduct itself with respect and embrace diversity. The Company has established a Diversity, Equity and Inclusion ("DEI") Steering Committee and Employee Council groups to further enhance the Company's strong commitment to these important values through data collection, education, awareness and action planning at the enterprise level. The Company completed a diagnostic evaluation of its DEI status and the resulting findings and recommendations (global and site specific) are being rolled out across the Company to develop site base action plans. The Company is a sponsor of the Artemis Project, which aims to promote female business owners and entrepreneurs in the mining sector. Artemis members include innovative and award-winning social and natural scientists with over 500 years of combined practical and global sector experience, 75% of whom are engineers.
Governance
The Board adopted new diversity and renewal guidelines in 2021, reflecting governance best practices. In terms of diversity, the Board agreed that its membership should comprise, at a minimum, the greater of (i) two and (ii) 30%, female directors. With respect to board membership renewal, it was decided that the average tenure of the Board should not exceed ten years and that no director should serve as the chair of the Board or the chair of any committee for more than ten consecutive years. The guidelines were immediately implemented by the Board, with a view to ensuring new and diverse perspectives and ideas of its members on an ongoing basis, while also ensuring continuity and orderly Board succession. Currently, women represent approximately 44% of the directors.
Kevin O’Kane and Ann K. Masse, were appointed as independent directors of the Company on September 21, 2021 and October 4, 2021, respectively, continuing with our board renewal in accordance with our guidelines set out at the beginning of 2021.
On January 29, 2022, Donald Charter, Chair of the Board, retired from the Company’s Board in accordance with his longstanding plans and the 2020 Board guidelines regarding tenure and Board composition.
On February 14, 2022, the Company announced a collaboration agreement with RCF. Pursuant to the Agreement, Maryse Bélanger, David Smith and Ian Ashby were appointed to the Board as independent directors, and Ms. Bélanger was appointed Chair. Richard Hall stepped down from the Board. With today’s announcement of the Company’s 2021 year-end results, Ronald Gagel has resigned from the Board, effective immediately. In addition, Mr. Tim Snider has advised that he will not stand for re-election at the Company’s 2022 annual shareholders’ meeting.

IAMGOLD CORPORATION Annual Management’s Discussion and Analysis - December 31, 2021	11

Recent Highlights
•At Rosebel, the project funded by Rosebel Community Fund and the Government of Suriname to install solar LED street lights for public security, electrification and potable water supplies in communities around Rosebel and Saramacca, is scheduled to be completed in 2022.
•In response to the urgent need for COVID-19 vaccinations globally, in April 2021, the Company contributed $250,000 to UNICEF to support the International ACT-A / COVAX Emergency Response. ACT-A (Access to COVID-19 Tools Accelerator) is a global collaboration to accelerate the distribution of COVID-19 vaccines, strengthen core health systems, assist low and middle income countries beyond the pandemic and mitigate the public health and economic impact in West and Central Africa.
•In partnership with Giants of Africa, the Company is investing $950,000 in a 4-year program, starting in 2021, aimed at encouraging the development of youth through sports. The joint project implementation has started with the completion and unveiling of a new basketball court at the City Youth Center in Ouagadougou, Burkina Faso, in October 2021.
•At Côté Gold, the Company continued implementation of socio-economic management and monitoring activities in collaboration with the local host community, Gogama, and First Nation partners Mattagami First Nation and Flying Post First Nation. The monitoring plans were developed collaboratively in 2020 and are based on the principles of proactive management and shared responsibility.
•At Côté Gold, the Company donated $35,000 to the Gogama Local Services Board to support the purchase of a back-up generator and propane boilers to support continued operations of the water treatment plant and community centre in the event of a power outage.
•Fish relocation activities were completed in fall of 2021 to support the dewatering of Côté Lake – a major milestone for the development of Côté Gold project. A new lake will be constructed and commissioned in 2022 to compensate for lost fish habitat.
Recent Acknowledgments
•On June 30, 2021, Corporate Knights released its Best 50 list, which identifies the top 50 Canadian corporate citizens across all sectors evaluated based on up to 24 ESG and economic key performance indicators. The Company placed 44th across all corporate sectors and 8th out of 122 companies in the mining sector.
•The Company is included in the 2021 Bloomberg Gender Equality Index for the 3rd consecutive year and recognized among 380 global companies that foster a more inclusive and equitable workplace.
•The Company was awarded the Mining Association of Canada TSM Environmental Excellence Award for leading the way with innovative recycling program at the Essakane Mine.
•The Company has recently been listed by Globe and Mail as one of the top 10 TSX listed companies ahead of the curve on environmental sustainability. The Company was the only non-energy materials company to make the list.

IAMGOLD CORPORATION Annual Management’s Discussion and Analysis - December 31, 2021	12

OPERATIONAL UPDATES

West Africa

Essakane District, Burkina Faso
The Essakane District includes the Essakane Mine, the Falagountou satellite pit and the surrounding mining lease and exploration concessions totaling approximately 1,000 square kilometres. Planned exploration programs are proposed to evaluate a number of prospects and target areas for the presence of mineralized zones which could have potential to support future satellite mining operations, within 15 kilometres of the Essakane mill.
Essakane Mine (IAMGOLD interest – 90%)1

	Q4 2021	Q3 2021	2021	2020	2019
Key Operating Statistics
Ore mined (000s t)	4,113	3,908	16,015	15,762	17,702
Waste mined (000s t)	10,903	11,335	44,405	39,479	38,605
Material mined (000s t) – total	15,016	15,243	60,420	55,241	56,307
Strip ratio[2]	2.7	2.9	2.8	2.5	2.2
Ore milled (000s t)	3,292	3,298	12,948	12,439	13,373
Head grade (g/t)	1.13	1.33	1.31	1.18	1.04
Recovery (%)	91	83	84	86	91
Gold production (000s oz) – 100%	108	118	457	404	409
Gold production (000s oz) – attributable 90%	98	106	412	364	368
Gold sales (000s oz) – 100%	102	122	453	399	413
Average realized gold price[3] ($/oz)	$1,794	$1,790	$1,794	$1,791	$1,400
Financial Results ($ millions)[1]
Revenue[5]	$184.2	$217.4	$813.9	$715.0	$579.2
Operating costs	(80.3)	(95.5)	(364.8)	(335.4)	(330.6)
Royalties	(9.2)	(10.9)	(40.7)	(36.8)	(27.1)
Cash costs[3]	$(89.5)	$(106.4)	$(405.5)	$(372.2)	$(357.7)
Other mine costs[4]	(47.1)	(5.9)	(66.6)	(35.8)	(7.7)
Cost of sales[5]	$(136.6)	$(112.3)	$(472.1)	$(408.0)	$(365.4)
Sustaining capital expenditures[3,6]	(22.9)	(11.6)	(51.2)	(37.3)	(39.0)
Other costs and adjustments[7]	41.6	(1.5)	36.7	7.6	(20.2)
All-in sustaining costs[3]	$(117.9)	$(125.4)	$(486.6)	$(437.7)	$(424.6)
Expansion capital expenditures[3,8]	$(24.1)	$(27.2)	$(84.4)	$(76.4)	$(62.0)
Performance Measures[9]
Cost of sales excluding depreciation ($/oz sold)	$1,333	$925	$1,042	$1,023	$884
Cash costs[3] ($/oz sold)	$873	$878	$895	$934	$866
All-in sustaining costs[3] ($/oz sold)	$1,150	$1,033	$1,074	$1,098	$1,028
1. 100% basis, unless otherwise stated.
2.Strip ratio is calculated as waste mined divided by ore mined.
3.This is a non-GAAP financial measure. See "Non-GAAP Financial Measures".
4.Other mine costs include the add-back of non-cash long-term portion of stockpile inventory NRV write-down for the fourth quarter of $42.9 million (third quarter 2021 - $nil; 2020 - $nil and 2019 - $nil) in addition to certain taxes and permits related costs, certain provisions, prior period operating costs and the exclusion of by-product credits.
5.As per note 36 of the annual consolidated financial statements for revenue and cost of sales. Cost of sales is net of depreciation expense.
6.Includes sustaining capitalized stripping for the fourth quarter 2021 of $6.7 million (third quarter 2021 - $1.0 million) and 2021 of $7.7 million (2020 - $nil and 2019 - $3.6 million).
7.Other costs and adjustments include adjustments to exclude the non-cash long-term portion of stockpile inventory NRV write-down for the fourth quarter and 2021 of $42.9 million (third quarter 2021 - $nil; 2020 - $nil and 2019 - $nil), in addition to sustaining lease principal payments, environmental rehabilitation accretion and depletion, and prior period operating costs, partially offset by by-product credits.
8.Includes expansion capitalized stripping for the fourth quarter 2021 of $21.1 million (third quarter 2021 - $21.8 million) and 2021 of $65.0 million (2020 - $57.8 million and 2019 - $30.4 million).
9.Cost of sales, cash costs and AISC per ounce sold may not be calculated based on amounts presented in this table due to rounding.

IAMGOLD CORPORATION Annual Management’s Discussion and Analysis - December 31, 2021	13

Operational Insights
•Essakane continued to deliver strong results and achieved attributable gold production of 98,000 ounces in the fourth quarter and a record 412,000 ounces for the year. Production was lower in the quarter due to lower grades in the mining schedule, partially offset by higher recovery.
•Mining activity of 15.0 million tonnes for the fourth quarter was in line with the prior quarter, while the strip ratio of 2.7 was lower by 7%. The mine began sequencing out of the enriched ore zones at the bottom of the main pit resulting in lower grade in the fourth quarter. Mining activity of 60.4 million tonnes for the year was higher than the same prior year period as a result of operational efficiencies and reduction of cycle times achieved from the modifications to the hauling fleet, as noted in previous quarters. The strip ratio of 2.8 in 2021 was higher by 12% as a result of continued focus on stripping campaigns in the upper benches during the year.
•Mill throughput of 3.3 million tonnes in the fourth quarter was in line with the prior quarter and plant availability remained above 92%. Mill throughput of 12.9 million tonnes in 2021 was 4% higher than the same prior year period as a result of the mill debottlenecking project and other optimization initiatives.
•As the COVID-19 situation evolved towards the end of 2021 and into 2022, measures and controls are being strengthened to limit transmission, reinforce awareness and promote vaccination. Approximately 64% of the workforce is fully vaccinated.
•The IAMALLIN improvement project has now progressed to the execution phase and is focusing on mill and mine productivities, working capital including spare parts management, operations efficiency and maintenance programs.
•The Company reported on certain security incidents and developments in Burkina Faso (see news releases dated September 1, 2021, October 29, 2021, November 1, 2021 and January 25, 2022). All IAMGOLD personnel continues to be safe and associated supply chains have not been significantly impacted by the security situation. The workforce has been increased to close to normal levels following a temporary reduction towards the end of 2021, while the Company continues to monitor the situation. The Company continues to expect that 2022 production will be within the guidance range. The Company has taken proactive measures to ensure the safety and security of in-country personnel and continuously evaluates the security environment. Investments in infrastructure in the region and at the mine site are being made to further strengthen security measures, while regularly engaging with relevant authorities and other partners in Burkina Faso in relation to security in the region as well as its supplies and transportation routes.
Financial Performance
•The Company recorded a non-cash ore stockpile and finished goods inventories NRV write-down in the fourth quarter of $77.8 million (short-term: $4.0 million; long-term: $73.8 million). Of the total NRV write-down, $45.2 million (short-term: $2.3 million; long-term: $42.9 million) was included in operating costs, which had an impact of $441 per ounce sold for the fourth quarter (short-term: $23 per ounce sold; long-term: $418 per ounce sold) and $100 per ounce sold for the year (short-term: $5 per ounce sold; long-term: $95 per ounce sold). The remainder was included in depreciation. Cost of sales per ounce sold includes the full impact of the NRV write-down while cash costs and AISC per ounce sold only include the short-term impact of the write-down in accordance with the World Gold Council Guidelines.
•Cost of sales excluding depreciation for the fourth quarter of $136.6 million and for the year of $472.1 million, were higher by $24.3 million or 22% and $64.1 million or 16%, respectively, primarily due to the NRV write-down noted above. For the fourth quarter, operating costs excluding the NRV write-down were lower, reflecting lower operational waste stripping and lower direct costs. For the year, operating costs excluding the NRV write-down were higher, reflecting higher direct costs, partially offset by lower operational waste stripping. Transportation and security measures implemented during the year contributed to these higher costs.
•Cost of sales excluding depreciation per ounce sold for the fourth quarter of $1,333 was higher by 44% compared with the prior quarter due to lower production and sales volumes in addition to higher operating costs. Cost of sales excluding depreciation per ounce sold for the year of $1,042 was higher by 2% compared with the same prior year period due to higher operating costs, partially offset by higher production and sales volumes.
•Cash costs per ounce sold and AISC per ounce sold for the fourth quarter of $873 and $1,150 were in line and higher by 11%, respectively, compared with prior quarter, primarily due to lower production and sales volumes in addition to the NRV write-down noted above, offset by lower operating costs. Cash costs per ounce sold and AISC per ounce sold for the year of $895 and $1,074 were lower by 4% and 2%, respectively, compared with the same prior year period, primarily due to higher production and sales volumes, partially offset by higher operating costs, including the NRV write-down noted above. AISC per ounce sold also includes higher sustaining capital expenditures for the fourth quarter and the year.
•Sustaining capital expenditures of $22.9 million for the fourth quarter included capitalized stripping of $6.7 million, capital spares of $6.3 million, mobile and mill equipment of $5.0 million, and other sustaining projects of $4.9 million. Sustaining capital expenditures of $51.2 million for the year included capital spares of $14.4 million, mobile and mill equipment of $14.0 million, capitalized stripping of $7.7 million, generator overhaul of $3.5 million, IT projects of $3.1 million and other sustaining projects of $8.5 million.
•Expansion capital expenditures of $24.1 million for the fourth quarter included capitalized stripping of $21.1 million, tailings management and plant upgrades of $1.3 million, community village resettlement and other expansion projects of $1.7 million. Expansion capital expenditures of $84.4 million for the year included capitalized stripping of $65.0 million, tailings management and plant upgrades of $11.4 million, village resettlement of $5.7 million and other expansion projects of $2.3 million. The capitalized stripping relates to the strategic pushbacks on the upper benches. The community village resettlement project includes reconstructing an existing village that was relocated from the main pit during the development of the site and is expected to be completed in 2024. The tailings management project includes an ongoing multi-year project to line the existing tailings pond with expected completion in 2022.

IAMGOLD CORPORATION Annual Management’s Discussion and Analysis - December 31, 2021	14

Outlook
Attributable gold production at Essakane in 2022 is expected to be in the range of 360,000 to 385,000 ounces, with production expected to be relatively steady over the year as planned grades normalize closer to reserve grades, offset slightly by higher recoveries due to expected lower graphitic content. Looking beyond 2022, Essakane is expected to continue to produce in the range of 325,000 to 375,000 ounces in each of 2023 and 2024. Cash costs are expected to increase slightly due to inflationary cost pressures, changes in transportation and logistics in relation to our workforce, and the upgrade to transportation infrastructure at and outside of the mine site to address the security situation. The cost of our main consumables consisting of explosives, cyanide, lime and grinding media are expected to be 5% to 7% higher on average compared to 2021 pricing, resulting in an approximate 1% to 2% increase in cash costs reflected in 2022 guidance. The increase in AISC reflects the increase in operating costs, as well as higher sustaining capital and capitalized stripping. Capital expenditures are expected to be approximately $170 million, compared to $136 million in 2021, primarily consisting of capitalized stripping.
Brownfield Exploration
Approximately 8,500 metres of reverse circulation ("RC") drilling were completed in 2021 to evaluate the resource potential at select high-priority targets within trucking distance to the Essakane mill. The overall pace of the program was impacted by COVID-19 and security constraints.
Bambouk District
The Bambouk District includes the Boto Gold project, the Karita Gold project and the Diakha-Siribaya Gold project.
The Company is building on its exploration success along the Senegal-Mali Shear Zone with additional discoveries located within 15 kilometres of the Boto Gold project in adjacent countries. Ongoing exploration programs include delineation drilling to upgrade and convert mineral resources to a higher confidence level at the Diakha deposit in Mali and support an initial resource estimate at the Karita discovery in Guinea.
Boto Gold Project, Senegal
The Boto Gold project is a shovel ready development project located in southeastern Senegal along the border with Mali. The project is owned 90% by the Company, with the Republic of Senegal owning a 10% free carried interest. The project is located on an exploitation permit granted in late 2019 for an initial 20-year period and is currently undergoing various de-risking activities.
The scope for 2021 included a preliminary work package for the completion of a road to provide permanent access to the site, engineering for critical plant equipment, and sustainability programs to promote cohesion with and support from local communities and ensure adequate environmental protections. The Company continues to evaluate the project scope, the associated capital expenditures and timing, as well as potential value-enhancing alternatives for this project in general. Capital expenditures totaled $6.0 million in the fourth quarter and $33.6 million for the year, following a reduction in activities announced in mid-2021.
The Company continues to progress with the resettlement action plan of the Kouliminde village in order to ensure continued local support for the project and during the third quarter completed the negotiations and engagement process with local authorities and communities impacted by the future development of the Boto Gold project.
The COVID-19 pandemic remains a concern for the project. Subsequent to quarter-end, several personnel tested positive for COVID-19 and remained under observation before being released into isolation. Testing and contact tracing were undertaken and there will be minimal impact on project activities, including a small delay in the delivery of the access road.
Outlook
In 2022, the Company is targeting the completion of the year-round access road and the planned construction of the Kouliminde resettlement village. Mine plan optimization reviews and project risk-mitigation efforts are planned. Total project expenditures for 2022 are planned to be approximately $20 million.
Karita Gold Project, Guinea
The Karita Gold project is wholly-owned by the Company and was acquired in 2017 as a granted exploration permit that covers approximately 100 square kilometres located in Guinea between the Company's Boto Gold project in Senegal to the north and its Diakha-Siribaya Gold project in Mali to the south. During 2019, a first pass RC drilling program confirmed the discovery of mineralization along this portion of the Senegal-Mali Shear Zone. Assay highlights included: 29.0 metres grading 2.96 g/t Au; 21.0 metres grading 9.01 g/t Au; and 16.0 metres grading 3.17 g/t Au (see news release dated October 2, 2019).
A delineation drilling program was planned in 2021 to support the completion of a future initial resource estimate; however, the execution of the program continued to be delayed through the year due to COVID-19 related border closures. The previously planned delineation drilling program commenced in early 2022.
Diakha-Siribaya Gold Project, Mali
The Diakha-Siribaya project is wholly-owned by the Company and consists of eight contiguous exploration permits which cover a total area of approximately 600 square kilometres, located approximately 10 kilometres south of the Boto Gold project, in the Kédougou-Kéniéba inlier of the West African Craton region of western Mali along the borders with Senegal and Guinea.
Approximately 27,000 metres of infill diamond and RC drilling was completed in 2021 to upgrade inferred resources at the Diakha deposit and to evaluate priority exploration targets for potential new zones of mineralization. The results of the 2021 drilling program will be used to support an updated mineral resource estimate expected to be completed in 2022. Reported highlights from the program include: 20.0 metres grading 5.40 g/t Au and 16.0 metres grading 14.0 g/t Au (see news release dated November 30, 2021).

IAMGOLD CORPORATION Annual Management’s Discussion and Analysis - December 31, 2021	15

North America

Abitibi District, Canada
The Company is developing a “hub-and-spoke" model in the Abitibi District to exploit the available mill capacity at the Westwood complex, located 35 kilometres northeast of Rouyn-Noranda and 80 kilometres west of Val d'Or in southwestern Québec, Canada. In addition to feed from the Westwood underground mine and the Grand Duc open pit mine, the Company is evaluating potential future supplemental feed from assets such as the Fayolle exploration property and the optioned Rouyn Gold project.
Westwood Mine (IAMGOLD interest – 100%)

	Q4 2021	Q3 2021	2021	2020	2019
Key Operating Statistics
Ore mined (000s t) – underground	61	31	106	370	537
Ore mined (000s t) – other sources	229	171	919	558	—
Ore mined (000s t) – total	290	202	1,025	928	537
Ore milled (000s t)	254	220	965	932	625
Head grade (g/t) – underground	4.60	4.17	4.46	5.44	4.82
Head grade (g/t) – other sources	0.96	0.59	0.85	1.10	—
Head grade (g/t) – total	1.83	1.11	1.24	2.83	4.82
Recovery (%)	90	92	92	94	94
Gold production (000s oz) – 100%	13	7	35	79	91
Gold sales (000s oz) – 100%	12	7	34	81	94
Average realized gold price[1] ($/oz)	$1,788	$1,779	$1,789	$1,771	$1,407
Financial Results ($ millions)
Revenue[2]	$22.2	$12.7	$61.6	$146.2	$133.6
Cash costs[1]	$(28.6)	$(24.6)	$(76.1)	$(90.1)	$(86.1)
Other mine costs[3]	(0.3)	(0.1)	(0.9)	(5.5)	(13.3)
Cost of sales[2]	$(28.9)	$(24.7)	$(77.0)	$(95.6)	$(99.4)
Sustaining capital expenditures[1]	(5.1)	(3.8)	(11.4)	(11.7)	(13.8)
Other costs and adjustments[4]	(0.3)	(0.4)	(0.5)	2.6	12.1
AISC[1]	$(34.3)	$(28.9)	$(88.9)	$(104.7)	$(101.1)
Expansion capital expenditures[1]	$(0.3)	$(0.8)	$(2.9)	$(9.5)	$(17.9)
Performance Measures[5]
Cost of sales excluding depreciation ($/oz sold)	$2,335	$3,512	$2,252	$1,175	$1,061
Cash costs[1] ($/oz sold)	$2,313	$3,482	$2,226	$1,108	$918
AISC[1] ($/oz sold)	$2,775	$4,087	$2,600	$1,286	$1,079
1.This is a non-GAAP financial measure. See "Non-GAAP Financial Measures".
2.As per note 36 of the annual consolidated financial statements for revenue and cost of sales. Cost of sales is net of depreciation expense.
3.Other mine costs include certain provisions, prior period operating costs and by-product credits.
4.Other costs and adjustments include sustaining lease principal payments and environmental rehabilitation accretion and depletion, partially offset by by-product credits.
5.Cost of sales, cash costs and AISC per ounce sold may not be calculated based on amounts presented in this table due to rounding.
Operational Insights
•Gold production in the fourth quarter of 13,000 ounces was 86% higher than in the prior quarter as the ramp up of higher grade underground mining continued coupled with an increase in the grade of material sourced from the Grand Duc open pit. Although underground mine productivity is improving, the pace of the ramp up remains cautious, as the Company continues to prioritize the implementation of enhanced ground support and additional safety measures, coupled with ongoing training to increase productivity rates. There continued to be pressures associated with general labour shortages in the region, adversely impacting planned recruitment efforts. Gold production of 35,000 ounces for the year was 56% lower than the same prior year period due to underground operations being under care and maintenance for the first half of 2021.
•The program to upgrade ground support and construct new escapeways remained on schedule and underground development continued with approximately 400 metres of lateral development completed during the quarter. The re-design and development of new mining methods for the West and Central Zones are progressing. Based on information currently available, management expects that mining in these zones will resume in the first half of 2022.

IAMGOLD CORPORATION Annual Management’s Discussion and Analysis - December 31, 2021	16

•Mill throughput of 254,000 tonnes was 15% higher than the prior quarter as a result of improving the feed from the Grand Duc open pit through a fragmentation optimization program. As noted in previous quarters, while improving, throughput continues to be impacted by the higher ratio of hard rock ore from Grand Duc. Potential solutions to improve processing of the hard rock ore from Grand Duc are continually being investigated.
•The COVID-19 situation was stable in the fourth quarter, although in the first quarter 2022, the operation was impacted by absenteeism. Approximately 77% of the workforce has reported that it is fully vaccinated.
Financial Performance
•Cost of sales excluding depreciation for the fourth quarter of $28.9 million and for the year of $77.0 million, were higher by $4.2 million or 17% compared with the prior quarter, and lower by $18.6 million or 19% compared with the same prior year period, respectively. Operating costs for the fourth quarter were higher associated with increased rehabilitation work required in the seismic impacted areas. Operating costs for the year were lower, as underground operations were in care and maintenance for the first half of 2021.
•Cost of sales excluding depreciation per ounce sold, cash costs per ounce sold, and AISC per ounce sold for the fourth quarter of $2,335, $2,313, and $2,775, were lower by 34%, 34% and 32%, respectively, compared with the prior quarter, primarily due to higher production and sales volumes, partially offset by the item noted above. AISC per ounce sold also included higher sustaining capital expenditures for the fourth quarter. Cost of sales excluding depreciation per ounce sold, cash costs per ounce sold, and AISC per ounce sold for the year of $2,252, $2,226, and $2,600, were higher by 92%, 101% and 102%, respectively, compared with the same prior year period, primarily due to lower production and sales volumes, partially offset by lower operating costs described above.
•Sustaining capital expenditures of $5.1 million for the fourth quarter included underground development of $3.8 million and other sustaining projects of $1.3 million. Sustaining capital expenditures of $11.4 million for the year included underground development of $8.1 million and other sustaining projects of $3.3 million.
•Expansion capital expenditures of $0.3 million for the fourth quarter and $2.9 million for the year primarily related to advancing detailed engineering and permitting for the Fayolle property.
Outlook
Gold production at the Westwood complex in 2022 is expected to be in the range of 55,000 to 75,000 ounces, assuming the safe re-start of two additional underground zones (Central and West). Production levels are expected to increase each quarter benefiting from higher grade ore from the continued ramp-up of underground mining activities and increasing grade from the adjacent Grand Duc open pit. Looking beyond 2022, the Company is continuing to evaluate potential strategic alternatives while the Company is focused on building a safe, profitable and sustainable operation, as mining activities and development are ramping up, balanced with the need for the ground support activities implemented in 2021. The additional development and resumption of mining in the Central and West zones are expected to allow for the Westwood complex to ramp up to the 90,000 to 100,000 ounce per year production level with corresponding improvements in cost profile.
Cash costs are expected to increase due to the impact of inflation, however unit costs per ounce sold are expected to decrease as production ramps up. Capital expenditures are expected to be approximately $50 million, compared to $14 million in 2021, of which $40 million is for sustaining capital, primarily consisting of underground development, and $10 million is for expansion capital.
Brownfield Exploration- Westwood Area
Approximately 32,000 metres of underground and surface diamond drilling were completed in 2021. Surface drilling was focused on evaluating the resource potential between and adjacent to the Grand Duc and Doyon pits, while underground infill drilling was focused on supporting the restart and ramp up of underground mining operations.
Fayolle Property
The Company is evaluating the potential development of the Fayolle deposit, 29 kilometres northwest of the Westwood complex, which, pending permit approval, may provide incremental feed commencing in 2023. Permitting, environmental study and sampling activities are all ongoing.
Rouyn Gold Project
The Company holds a purchase option with Yorbeau Resources Inc. (“Yorbeau”) for the Rouyn Gold project, located near Rouyn-Noranda. Under the terms of the purchase option agreement, the Company can acquire a 100% interest in the project by completing remaining scheduled cash payments totaling C$0.75 million and remaining exploration expenditures totaling approximately C$2.0 million by December 2022. At the end of the expenditure period, the Company must complete a resource estimate in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”), after which the Company, at its election, can purchase a 100% interest in the project, subject to a 2% net smelter return, by paying Yorbeau the lesser of C$15 per resource ounce or C$30 million.
Approximately 12,500 metres of diamond drilling were completed in 2021 to further delineate the Lac Gamble and Astoria zones to support a future initial mineral resource estimate and evaluate the resource potential of other selected targets. Reported highlights from the program include: 7.6 metres grading 9.7 g/t Au and 3.2 metres grading 16.1 g/t Au (see news releases dated March 3 and September 16, 2021).

IAMGOLD CORPORATION Annual Management’s Discussion and Analysis - December 31, 2021	17

Côté District, Canada
The Côté District, located 125 kilometres southwest of Timmins and 175 kilometres north of Sudbury, Ontario, Canada includes the Côté Gold construction project and the adjacent Gosselin deposit (formerly the Gosselin and Young-Shannon zones). The project is being developed by a 70:30 joint venture between IAMGOLD, as the operator, and Sumitomo Metal Mining Co. Ltd. (“SMM”) as a 13.1 million tonnes per year open pit operation, with a 18 year mine life, estimated to produce, on a 100% basis, annual average production of 489,000 gold ounces for years 1 to 5 following commercial production and 367,000 gold ounces over the life-of-mine at all-in sustaining costs per gold ounce sold of approximately $802 per ounce (see news release dated October 18, 2021). The Company effectively owns 64.75% of the project and the Gosselin zone.
Côté Gold Project
On July 21, 2020, the Company, together with SMM, announced the decision to proceed with the construction of the project.
On October 18, 2021, the Company reported an initial mineral resources estimate for the Gosselin deposit, located immediately to the northeast of the Côté Gold deposit. The Company filed a new technical report titled "Technical Report on the Côté Gold Project, Ontario, Canada (the "2021 Technical Report") prepared by SLR Consulting (Canada) Ltd. in accordance with NI 43-101 for Côté Gold, including a description of the Gosselin deposit mineral resources estimate, on December 2, 2021. The 2021 Technical Report is the current NI 43-101 technical report on Côté Gold.
Fourth quarter activities update
In December 2021, the Company appointed Jerzy Orzechowski as Executive Project Director for Côté Gold to oversee management of the development of Côté Gold.
As of December 31, 2021, detailed engineering reached approximately 92.2% with plant civil and concrete deliverables principally completed and mechanical, piping, electrical and instrumentation continuing into the first quarter 2022. Overall the project was 43.4% complete. The following provides an update on project activities for the fourth quarter 2021 and January 2022:

Project Activity	Update
Health and safety
The project surpassed 3.4 million hours with no lost time injuries. Our COVID-19 monitoring programs, including antigen, PCR and sewage testing, remained robust. The Company re-assessed site protocols in view of the emergence of the Omicron variant. The return of the workforce from the holiday period was structured to adjust ramp up and permit close monitoring of the Omicron variant threats. Improvements in vaccination rates on site continued.

Earthworks activities
Earthwork activities continued with the main focus on ensuring major infrastructure for 2022 freshet are in place. Water realignment channel work continued. Clam Lake Dam #1 and #2 are now complete. Work on New Lake South Dam final lifts was completed prior to the end of the year and New Lake North Dam is progressing. Tailings management facility starter dam foundation excavation commenced as planned in early December. The construction of the main access road has been completed. Productivity for earthworks is not meeting targets with mitigation plans in place and continuing into the first quarter 2022.

Mining activities
Overburden pre-stripping in the pit advanced and during the period access to fresh rock was achieved to the east. The first ore blast was taken in October 2021 in the southern area of the pit and mining activities broke through elevation 382 throughout several areas of the pit – a significant milestone achieved for the project.

Processing plant
Processing facility structural steel erection, which commenced in mid-October, completed all major lifts with only a minor part of in-fill steel remaining to be erected for the high-bay grinding section of the building. Wall panel cladding installation has progressed with over 50% completed by early February. Other civil works associated with the processing facility including for the HPGR/secondary crusher building and primary crushing building were completed during the quarter. The primary crusher feeder frames, chutes and associated supports are now on site. Fabrication of conveyors is progressing well with delivery as sections are completed. Major components of the ball mill such as motor, chillers and shells are progressing well and elements have started shipping.

Other activities and supply chain
Permanent camp commissioning is complete providing, along with the construction camp, a total of 1,388 rooms. The project averaged approximately 800 workers at site prior to the ramp down for the holidays. The permanent potable water treatment plant has been commissioned and the camp is planning to switch to grid power in the new year. Work on the 42 kilometre 115KV power line has started with tree clearing.
Equipment delivery is ongoing and inventory on site continues to increase. An offsite indoor storage facility has been arranged and is ready to receive material. The Company continues to closely monitor global logistics risks and, at this time, are not expecting material impacts on the project schedule, although challenges in the global supply chain persist which may be amplified by impacts from the current Omicron wave.

IAMGOLD CORPORATION Annual Management’s Discussion and Analysis - December 31, 2021	18

Permitting and sustainability	The Company secured a number of key operations phase permits during the quarter, including the provincial Environmental Compliance Authorization for operations, the key remaining permit, the permit to take water and permits required to support the construction of the transmission line. Community consultations and ongoing implementation of the impact benefit agreements signed with indigenous partners continue. Remaining, noncritical path, minor permits are expected to be received during the remainder of the project.
Operational readiness
Operational readiness continued to advance mainly focused on organizational design, and hiring, and initiation of training programs which are expected to ramp up in the first quarter 2022. Other key activities included the ongoing work related to the identification of spare parts requirements for critical equipment and procurement strategies for long lead-time items and key consumables. Capital spares and operational spares long lead-time parts started to be ordered before year-end.

Throughout most of 2021, no material delays due to the COVID-19 pandemic were experienced at site. Starting in December, with the rapid rise in cases in Ontario and other provinces, the Omicron variant had a negative impact on construction activities. COVID outbreaks during the holidays and in January forced a slower re-mobilization of the site workforce. Site staffing was approximately 60% of plan in the first part of January with a large number of infections including in the steel construction workforce. Site staffing has continued to ramp up since then and by mid-February has reached plan of approximately 750 to 850 personnel. A mandatory vaccination policy was introduced in January and, by February 1, 100% of the site personnel had at least one dose of vaccine with two doses required by April 1.
For these reasons, the cladding process of the processing plant building lagged in January and February and, although more than 50% complete, is no longer on the critical path following a plan to mitigate these delays and optimize for the mechanical erection access date. The focus now is on driving the start of the concrete works inside the building so mechanical erection can commence in the second quarter and to complete the building cladding when possible.
Project Expenditures
At the end of the fourth quarter 2021, 87% of procurement and 79% of contracts packages have been awarded. The Company has incurred and expended costs of $118.8 million and $147.2 million, respectively, (at an average recorded USDCAD exchange rate of 1.27) in the fourth quarter 2021 and $486.8 million and $411.8 million, respectively, (at an average recorded USDCAD exchange rate of 1.26) since July 1, 2020, including capital expenditures summarized in the table below and non-capital project costs.

	Q4 2021	Q3 2021	2021	2020	Expenditures to date
Capital expenditures[1,2] ($ millions)	$142.6	$67.3	$343.0	$52.4	$395.4
Non-capital costs[3]	4.6	4.3	15.9	0.5	16.4
Expended costs	147.2	71.6	358.9	52.9	411.8
Working capital adjustment[4]	(28.4)	51.1	52.2	22.8	75.0
Incurred costs	$118.8	$122.7	$411.1	$75.7	$486.8
1.Capital expenditures prior to July 1, 2020 are not included in the Company’s portion of reported total project costs.
2.Capital expenditures include certain offsets including realized derivative gains of $4.8 million in the fourth quarter and $16.2 million in 2021
3.Non-capital costs include ore mined costs recorded as stockpiles which totaled $1.8 million in the fourth quarter 2021
4.Working capital adjustment mainly consists of work performed not yet invoiced combined with an increase in the accounts payable balance, offset by an increase in sales taxes receivable.
Upcoming Milestones, Remaining Costs to Complete, and Schedule
Construction of the project commenced in the third quarter 2020 and major earthworks commenced in the first quarter 2021. The updated remaining targeted key milestones are as follows:
•Initiation of processing plant equipment installation: Q2 2022 (see above)
•Process plant building enclosed: Q2 2022 (see above)
•Start of owner mining: Q3 2022
•Tailings management facility Phase 1: Q4 2022
•Permanent power available: Q4 2022
•Commissioning completed: Q3 2023
•Commercial production: H2 2023
Côté Gold continues to track for commercial production in the second half of 2023. The Company cautions however that potential further disruptions caused by COVID-19 could impact the timing of activities, availability of workforce, productivity and supply chain and logistics and consequently could impact the timing of actual commercial production.

IAMGOLD CORPORATION Annual Management’s Discussion and Analysis - December 31, 2021	19

The Company's previous estimate of its share of remaining costs to completion, net of leases, from January 1, 2022 onwards was approximately $710 to $760 million (estimated at a USDCAD exchange rate of 1.30). Inflationary and other cost pressures have been identified, impacting earthworks, electrical and instrumentation components, operations spare parts and key consumables, freight costs, indirect costs and EPCM services. This has resulted in the projected remaining costs to completion to trend upwards above the high end of the range of the previous estimate and the timing of costs to potentially vary.
With the appointment of the new Executive Project Director and as a result of, among other things, the circumstances discussed above, the project team is in the process of evaluating these impacts by completing a risk analysis of schedule and costs along with the evaluation of potential mitigation and/or optimization opportunities in various areas including earthworks, processing, the life-of-mine plan and operations. This evaluation may result in a potential schedule and costs re-baseline which may include an increase in costs to completion. This assessment has commenced and the Company intends to provide an update before the end of the second quarter (see also "Liquidity and Capital Resources").
Greenfield Exploration
In addition to planned delineation drilling programs to support the future mining activities of the Côté Gold deposit itself, the Company also carried out ongoing greenfield exploration program on the Côté Gold property. This greenfield exploration was included in the corporate exploration budget. In 2021, the Company spent $2.8 million (its 70% share of JV expenditures) on greenfield exploration related to the Côté Gold property, including the Gosselin zone.
Gosselin Zone
The Gosselin zone is located immediately to the northeast of the Côté Gold deposit. Approximately 16,000 metres of diamond drilling were completed in 2021 focused on delineating the deposit, the results of which were released throughout the year.
During the fourth quarter, the Company announced an initial mineral resource estimate for the Gosselin deposit (on a 100% basis using a $1,500 per ounce gold price) of 124.5 million tonnes averaging 0.84 g/t Au for 3.35 million indicated ounces and 72.9 million tonnes averaging 0.73 g/t Au for 1.71 million inferred ounces. This represents a 33% increase in total contained gold in the indicated categories and a 45% increase in total contained gold in the inferred category for the Côté Gold project. The Gosselin deposit has only been drilled to approximately half of the depth of the Côté Gold deposit and remains open at depth and along strike (see news release dated October 18, 2021).
In January 2022, the Company announced additional assay results from its delineation diamond drilling program at the Gosselin zone confirming, in some cases, the extension of the mineralization zone outside the resources boundaries of the mineralization model (see news release dated January 27, 2022).
Additional technical studies are planned which will include: a sampling program to advance future metallurgical test work to evaluate comminution characteristics and gold recoveries over a range of ore types and grades; mining and infrastructure studies to review alternatives to optimize the inclusion of the Gosselin deposit resources into future Côté Gold life-of-mine plans; and commencing the collection of additional baseline data to support future permitting requirements.
Chibougamau District, Canada
The Chibougamau District includes the Nelligan Gold project and the Monster Lake project.
Nelligan Gold Project
The Nelligan Gold project is located approximately 40 kilometres south of the Chapais – Chibougamau area in Québec and is operating as a 75:25 earn-in option to joint venture with Vanstar Mining Resources Inc. The Company holds an option to earn an additional 5% interest, for an 80% total interest, by completing a feasibility study on the project. Approximately 9,500 metres of diamond drilling were completed in 2021 to support the completion of an updated resource estimate expected in 2022.
During the fourth quarter, the Company announced assay results from the 2021 drilling program including the following highlights: 86.7 metres grading 1.34 g/t Au in drill hole NE-21-170 and 111.0 metres grading 1.11 g/t Au in drill hole NE-21-173 (see news release dated December 16, 2021).
Monster Lake Project
The Company holds a 100% interest in the Monster Lake project, which is located approximately 15 kilometres north of the Nelligan project in the Chapais – Chibougamau area in Québec. Approximately 1,600 metres of diamond drilling were completed in 2021 focused on evaluating the resource potential of the Annie Shear Zone, located along the approximately 4 kilometres-long structural corridor hosting the Megane 325 resource. The results will be used to guide future drilling programs and identify additional targets.

IAMGOLD CORPORATION Annual Management’s Discussion and Analysis - December 31, 2021	20

South America

Rosebel District, Suriname
The Rosebel District includes the Rosebel open pit mine located 85 kilometres south of the capital city of Paramaribo, Suriname and the Saramacca open pit satellite mine, a higher grade deposit located 25 kilometres from the Rosebel operations. The Company owns 95% of the gross Rosebel mining concession. Rosebel owns 70% of certain specified concession areas including Saramacca.
Rosebel Mine (IAMGOLD interest – 95%)1

	Q4 2021	Q3 2021	2021	2020	2019
Key Operating Statistics
Ore mined[2] (000s t)	2,194	1,432	5,975	7,032	12,277
Waste mined[2] (000s t)	11,594	9,703	37,163	35,348	41,049
Material mined[2] (000s t) – total	13,788	11,135	43,138	42,380	53,326
Strip ratio[2,3]	5.3	6.8	6.2	5.0	3.3
Ore milled (000s t) – Rosebel	1,461	1,719	6,232	7,973	12,166
Ore milled[2] (000s t) – Saramacca	988	956	3,655	2,347	—
Ore milled[2] (000s t) – total	2,449	2,675	9,887	10,320	12,166
Head grade[2,4] (g/t)	0.78	0.68	0.70	0.82	0.71
Recovery[2] (%)	86	82	85	91	95
Gold production[2] (000s oz) – 100%	53	47	188	245	264
Gold production[1] (000s oz) – owner operator	44	42	162	221	264
Gold production (000s oz) – attributable 95%	42	40	154	210	251
Gold sales[1] (000s oz) – owner operator	50	36	156	216	254
Average realized gold price[5] ($/oz)	$1,795	$1,779	$1,777	$1,757	$1,387
Financial Results ($ millions)[1]
Revenue[8]	$88.2	$64.0	$276.2	$380.5	$352.5
Operating costs	(68.3)	(59.5)	(218.3)	(201.6)	(222.0)
Royalties	(5.4)	(5.1)	(19.9)	(22.4)	(21.5)
Cash costs[5,6]	$(73.7)	$(64.6)	$(238.2)	$(224.0)	$(243.5)
Other mine costs[7]	(20.7)	(0.5)	(21.9)	(7.1)	(12.3)
Cost of sales[8]	$(94.4)	$(65.1)	$(260.1)	$(231.1)	$(255.8)
Sustaining capital expenditures[5]	(13.3)	(10.8)	(42.2)	(29.3)	(42.7)
Other costs and adjustments[9]	18.1	(1.6)	13.5	(4.4)	2.6
AISC[5]	$(89.6)	$(77.5)	$(288.8)	$(264.8)	$(295.9)
Expansion capital expenditures[5,10]	$(17.1)	$(12.8)	$(56.4)	$(38.5)	$(41.0)
Performance Measures[11]
Cost of sales excluding depreciation ($/oz sold)	$1,922	$1,808	$1,674	$1,068	$1,007
Cash costs[5] ($/oz sold)	$1,501	$1,796	$1,533	$1,035	$959
AISC[5] ($/oz sold)	$1,824	$2,156	$1,859	$1,224	$1,165
1.Rosebel at 100% and Saramacca at 70% from April 1, 2020, as included in the annual consolidated financial statements, unless otherwise stated.
2.Includes Saramacca at 100%.
3.Strip ratio is calculated as waste mined divided by ore mined.
4.Includes head grade / tonne for the fourth quarter 2021 related to the Rosebel concession of 0.70 g/t and the Saramacca concession of 0.91 g/t (third quarter 2021 - 0.64 g/t and 0.76 g/t respectively) and 2021 of 0.61 g/t and 0.85 g/t respectively (2020 - 0.68 g/t and 1.27 g/t, respectively).
5.This is a non-GAAP financial measure. See "Non-GAAP Financial Measures".
6.Cash costs includes by-product credit.
7.Other mine costs include the add-back of non-cash long-term portion of stockpile inventory NRV write-downs for the fourth quarter and 2021 of $20.0 million (third quarter 2021 - $nil and 2020 - $nil), in addition to community development costs, certain provisions, prior period operating costs and the exclusion of by-product credits.
8.As per note 36 of the annual consolidated financial statements for revenue and cost of sales. Cost of sales is net of depreciation expense.
9.Other costs and adjustments includes adjustment to exclude the non-cash long-term portion of stockpile inventory NRV write-downs for the fourth quarter and full year 2021 of $20.0 million (third quarter 2021 - $nil and full year 2020 - $nil), in addition to sustaining lease principal payments and environmental rehabilitation accretion and depletion, partially offset by by-product credits.
10. Includes expansion capitalized stripping for the fourth quarter 2021 of $10.3 million (third quarter 2021 - $8.4 million) and 2021 of $33.6 million (2020 - $14.9million).
11. Cost of sales, cash costs and AISC per ounce sold may not be calculated based on amounts presented in this table due to rounding.

IAMGOLD CORPORATION Annual Management’s Discussion and Analysis - December 31, 2021	21

Operational Insights
•Rosebel achieved attributable gold production of 42,000 ounces in the fourth quarter and 154,000 ounces for the year. Production increased in the quarter due to higher grades processed and higher recovery.
•Material mined of 13.8 million tonnes in the quarter reflected the continued ramp up of mining activities over the year. Focus on strategic pushbacks and stripping continued. The backlog in maintenance work on the aging mining fleet and the resulting lower equipment availability and reliability continued to be challenges during the quarter; however, deliveries of new mobile equipment replacing the aged mining fleet have commenced.
•Mill throughput of 2.4 million tonnes in the fourth quarter decreased 8% compared with the prior quarter due to maintenance related work. Increased recoveries in addition to the higher sales and drawdown of inventories were due to the efficiency improvements of the carbon adsorption/desorption circuit which were completed near the end of the quarter. The increase in recoveries and lower in-circuit gold inventory levels are expected to be maintained from 2022 onward.
•Rosebel provided 48% of the mill feed at an average grade of 0.72 g/t and Saramacca provided 37% of the mill feed at an average grade of 0.95 g/t. The remaining 15% mill feed was from low grade long-term ore stockpiles at an average grade of 0.58 g/t.
•The COVID-19 situation at site and in Suriname has started to stabilize and improved during the fourth quarter, however the new Omicron variant remains a concern as new cases in January 2022 were the highest recorded since the start of the pandemic. Throughout 2021, workforce productivity levels were adversely impacted as a result of approximately 40% of the total workforce having had COVID-19 since the start of the pandemic. The site continues to monitor and implement mitigating measures to reduce the impact, including actively engaging in community related initiatives. Approximately 41% of the workforce was fully vaccinated as of December 2021.
•The Company has been collaborating with the government task force assigned to manage the security situation at site with regards to illegal miners. The government security force have increased their patrols of the mine site during the fourth quarter, resulting in some decreases in pit intrusions.
•The construction of required infrastructure at the Saramacca project, including the facility pad, the sedimentation dams (functional), haul road, and public road crossings, as well as the majority of the previously planned activities related to the West Dump rock drains have been completed by the end of fourth quarter. Additionally, the dewatering wells, further development of the rock drains and the completion of other earthworks activities, including slope remediation and bypass road phase 2, are expected to be completed during 2022.
•The Company has completed an updated Mineral Resource and Mineral Reserve estimate as of December 31, 2021 and an updated life-of-mine plan for Rosebel (see news release dated January 12, 2022). The updated Mineral Reserves estimate for Rosebel (on 100% basis and at $1,300 gold price) is comprised of Proven and Probable Mineral Reserves totaling 3.8 million ounces of gold and the updated Mineral Resources estimate (on a 100% basis, at $1,500 gold price and including Mineral Reserves) is comprised of Measured and Indicated Mineral Resources totaling 6.3 million ounces of gold. Production is expected to ramp up to an estimated 300,000 ounces per year on a 100% basis starting in 2025 until the current expected end of mine life in 2033 based on the updated Mineral Reserves estimate.
•The IAMALLIN improvement project is in the discovery phase with on-site consultation commencing in the first half of 2022.
Financial Performance
•The updated mineral reserves and mineral resources estimates and life-of-mine plan for Rosebel were considered by the Company to be an indicator of impairment for the Rosebel cash generating unit, which consists of the Rosebel complex and the Rosebel royalty payable to Euro Resources S.A. by the Company. As a result, an assessment was performed and it was determined that the carrying amount exceeded its recoverable amount of approximately $373.8 million. This resulted in a non-cash impairment charge of $205.1 million (post-tax impairment charge of $132.9 million) being recorded in the consolidated statements of earnings (loss) in the fourth quarter.
•The Company recorded a non-cash ore stockpile and finished goods inventories NRV write-down in the fourth quarter of $31.3 million (short-term: $4.0 million; long-term: $27.3 million). Of the total NRV write-down, $23.1 million (short-term: $3.1 million; long-term: $20.0 million) was included in operating costs, which had an impact of $469 per ounce sold for the fourth quarter (short-term: $62 per ounce sold; long-term: $407 per ounce sold) and $246 per ounce sold for the year (short-term: $117 per ounce sold; long-term: $129 per ounce sold). The remainder was included in depreciation. Cost of sales per ounce sold includes the full impact of the NRV write-down while cash costs and AISC per ounce sold only consider the short-term impact of the NRV write-down in accordance with the World Gold Council Guidelines.
•Cost of sales excluding depreciation for the fourth quarter of $94.4 million and for the year of $260.1 million, were higher by $29.3 million or 45% and $29.0 million or 13%, respectively, primarily due to the NRV write-down noted above. For the fourth quarter, operating costs excluding the NRV write-down were higher, reflecting higher direct costs associated with mine hauling and reagent consumption by the mill. For the year, operating costs excluding the NRV write-down were lower, reflecting lower operational waste stripping, partially offset by higher direct costs.
•Cost of sales excluding depreciation per ounce sold for the fourth quarter of $1,922 was higher by 6% compared with the prior quarter due to higher operating costs, partially offset by higher production and sales volumes. Higher operating costs for the fourth quarter related to mine hauling costs and reagent consumption by the mill. Cost of sales excluding depreciation per ounce sold for the year of $1,674 was higher by 57% compared with the same prior year period, primarily due to lower production and sales volumes as well as the NRV write-down noted above.

IAMGOLD CORPORATION Annual Management’s Discussion and Analysis - December 31, 2021	22

•Cash costs per ounce sold and AISC per ounce sold for the fourth quarter of $1,501 and $1,824 were lower by 16% and 15%, respectively, compared with the prior quarter, primarily due to higher production and sales volumes, partially offset by higher direct costs, including the NRV write-down noted above. Cash costs per ounce sold and AISC per ounce sold for the year of $1,533 and $1,859 were higher by 48% and 52%, respectively, primarily due to lower production and sales volumes in addition to the NRV write-down noted above. AISC per ounce sold also includes higher sustaining capital expenditures for the fourth quarter and the year.
•Sustaining capital expenditures of $13.3 million in the fourth quarter included capital spares of $6.1 million, mobile and mill equipment of $3.0 million, and other sustaining projects of $4.2 million. Sustaining capital expenditures of $42.2 million for the year included capital spares of $17.8 million, mobile and mill equipment of $9.6 million, resource development of $6.5 million, tailings management of $4.2 million, and other sustaining projects of $4.1 million.
•Expansion capital expenditures of $17.1 million in the fourth quarter included capitalized stripping of $10.3 million, the Saramacca project of $5.8 million and other expansion projects of $1.0 million. Expansion capital expenditures of $56.4 million for the year included capitalized stripping of $33.6 million, the Saramacca project of $15.2 million and other expansion projects of $7.6 million.
Outlook
Attributable gold production at Rosebel in 2022 is expected to be in the range of 155,000 to 180,000 ounces, with production expected to be stronger in the second half after the seasonal rains subside. In addition, recoveries are expected to increase compared to 2021 from continuing refurbishment initiatives at the mill complex. Cash costs are expected to increase due to inflationary cost pressures, however unit costs per ounce sold are expected to decrease with higher expected production levels. The cost of our main consumables consisting of explosives, cyanide, lime and grinding media are expected to be 5% to 7% higher compared to 2021 pricing, resulting in an approximate 1% to 2% increase in cash costs. Capital expenditures are expected to be approximately $140 million, compared to $99 million in 2021, the majority of which relate to capitalized stripping and Saramacca development. Looking beyond 2022, Rosebel is expected to produce 180,000 to 200,000 of attributable gold ounces in 2023 and 2024. As a result of the Company's current capital allocation prioritization, the Company will be commencing a strategic review process to evaluate options for Rosebel.
Brownfield Exploration
The 2021 drilling programs continued to be focused on infill drilling and evaluating potential resource expansions in the vicinity of the existing operations as well as exploring regional exploration targets along the Brokolonko – Saramacca trend. Approximately 52,000 metres of diamond and RC drilling were completed in 2021 to improve resource confidence, target resource expansions and continue to explore high priority exploration targets on the mining lease and surrounding exploration concessions.
Exploration
For the fourth quarter, expenditures for exploration and project studies totaled $11.1 million, of which $8.1 million was expensed and $3.0 million was capitalized. During the year, drilling activities on active projects and mine sites totaled approximately 195,000 metres. For additional information regarding the brownfield and greenfield exploration projects, see "Operational Updates". The Company's exploration expenditures guidance for 2022 is $35 million and is planned to include the completion of 105,000 to 125,000 metres of diamond and RC drilling, with a focus on near-mine brownfields opportunities, Côté Gold and the Bambouk region.

($ millions)	Q4 2021	Q3 2021	Q4 2020	2021	2020	2019
Exploration projects – greenfield	$5.6	$7.4	$6.1	$27.8	$19.9	$27.7
Exploration projects – brownfield[1]	5.5	4.8	5.1	19.6	16.4	19.3
	$11.1	$12.2	$11.2	$47.4	$36.3	$47.0
1.Exploration projects - brownfield for the fourth quarter 2021 included near-mine exploration and resource development of $3.0 million (third quarter 2021 - $2.4 million, fourth quarter 2020 - $2.7 million, 2021 - $10.8 million, 2020 - $8.4 million).

IAMGOLD CORPORATION Annual Management’s Discussion and Analysis - December 31, 2021	23

FINANCIAL CONDITION

Liquidity and Capital Resources
As at December 31, 2021, the Company had $544.9 million in cash and cash equivalents, $7.6 million in short-term investments and net cash1 of $16.3 million. Approximately $498 million was available under the Company’s secured revolving credit facility ("Credit Facility") resulting in available liquidity1 at December 31, 2021 of $1.1 billion. Restricted cash in support of environmental closure costs obligations related to Essakane totaled $42.2 million. The following sets out the change in the cash and cash equivalents balance from September 30, 2021 and December 31, 2020 to December 31, 2021:
As at December 31, 2021, the Company had (i) C$215.3 million ($170.1 million) of uncollateralized surety bonds, issued pursuant to arrangements with insurance companies, in support of environmental closure costs obligations related to the Doyon division and Côté Gold project, up $1.3 million compared with December 31, 2020; and (ii) C$39.1 million ($30.9 million) of uncollateralized performance bonds in support of certain obligations related to the construction of Côté Gold, up $0.2 million compared with December 31, 2020. The estimated asset retirement obligation for the Doyon division increased by $52.3 million in the third quarter due to changes in an updated closure plan that was filed for review with the Quebec governing authority, in accordance with the Quebec Mining Act. The Company expects that the uncollateralized reclamation bonds will have to be increased to support the updated environmental closure cost obligations once such updated closure plan has been approved by the applicable regulatory authorities.
Current assets as at December 31, 2021 was $951.1 million, down $444.4 million compared with December 31, 2020. The decrease was primarily due to lower cash and cash equivalents ($396.6 million) and lower inventories ($25.2 million). Current liabilities as at December 31, 2021 was $581.7 million, up $246.9 million compared with December 31, 2020. The increase was primarily due to deferred revenue being reclassified from non-current to current in connection with the Company’s 2019 gold prepay arrangement settling in equal monthly physical gold deliveries in 2022 of 12,500 ounces ($189.7 million) and an increase in accounts payable and accrued liabilities ($59.7 million) primarily related to Côté Gold.
________
1.This is a non-GAAP financial measure. See "Non-GAAP Financial Measures".

IAMGOLD CORPORATION Annual Management’s Discussion and Analysis - December 31, 2021	24

The following table summarizes the Company's long-term debt:

($ millions)	December 31,	December 31,	December 31,
	2021	2020	2019
5.75% senior notes	$445.7	$438.6	$—
7% senior notes	—	—	388.1
Equipment loans	18.7	28.0	20.4
	$464.4	$466.6	$408.5
1.Includes principal and interest payments for the 5.75% senior notes and equipment loans in $ millions and does not include the repayment of the 2019 Prepay Arrangement (defined below) and the 2022 Prepay Arrangement (defined below) which will be physically settled in 2022 and 2024, respectively.
During 2019, the Company entered into a gold sale prepayment arrangement (the "2019 Prepay Arrangement") with a syndicate of banks with a collar range of $1,300 to $1,500 per ounce. Pursuant to the 2019 Prepay Arrangement, the Company received a cash prepayment of $169.8 million in December 2019 in exchange for delivering 150,000 gold ounces in 2022. The cost of the 2019 Prepay Arrangement is 5.38% per annum. The first 12,500 ounces were delivered into the 2019 Prepay Arrangement in January 2022 and the Company received $2.5 million in cash in relation to the collar.
During 2021, the Company entered into gold sale prepayment arrangements (the "2022 Prepay Arrangements") at a weighted average cost of 4.45% per annum in respect of 150,000 gold ounces. These arrangements have an average forward contract price of $1,753 per ounce on 50,000 gold ounces and a collar range of $1,700 to $2,100 per ounce on 100,000 gold ounces. This will result in a total prepayment to the Company of $236 million over the course of 2022 and the requirement on the part of the Company to physically deliver 150,000 gold ounces over the course of 2024. The 2022 Prepayment Arrangements have the effect of rolling the 150,000 ounce gold sale prepay arrangement, entered into in the 2019 Prepay Arrangement, from 2022 to 2024 after the completion of the construction of Côté Gold. The Company received $19.7 million during January 2022 pursuant to the 2022 Prepay Arrangements.
In September 2020, the Company completed the issuance of $450 million of senior notes at face value with an interest rate of 5.75% per annum (the "Notes"). The Notes are denominated in U.S. dollars and mature on October 15, 2028. Interest is payable in arrears in equal semi-annual installments on April 15 and October 15 of each year, beginning on April 15, 2021. The Company’s interest payment on October 15, 2021 totaled $14.5 million with a total of $27.5 million paid in 2021. The Notes are guaranteed by certain of the Company's subsidiaries. The Company incurred transaction costs of $7.5 million which have been capitalized and offset against the carrying amount of the Notes within Long-term debt in the Consolidated balance sheets and are being amortized using the effective interest rate method.
The Company has a $500 million Credit Facility, which was entered into in December 2017 and amended in February 2021 to primarily extend the maturity date from January 31, 2023 to January 31, 2025 for $490 million of the available credit. As at December 31, 2021, the Company had letters of credit in the amount of $1.7 million issued under the Credit Facility to guarantee certain environmental indemnities and $498.3 million was available under the Credit Facility.
The Company is in the process of finalizing lease agreements for mobile equipment with a value of approximately $125 million that will be purchased on behalf of the unincorporated Côté Gold joint venture. SMM will guarantee some of the leases for their 30% ownership. The remaining Côté Gold project development costs are net of these leases, as previously disclosed.
In addition to the gold sale prepayment arrangements noted above, and in order to mitigate volatility during the construction of Côté Gold between 2021 and mid-2023, the Company entered into certain derivative contracts in respect of certain of its future gold sales, exchange rates and certain other commodities exposure. At December 31, 2021, approximately 26% and 10% of the Company’s 2022 and 2023 estimated attributable production, respectively, was hedged at average prices between $1,300 (related to the 2019 Prepay Arrangement) per ounce and $3,000 per ounce. The Company has also entered into various oil and currency hedging transactions. See "Market Risk – Summary of Hedge Portfolio" for information relating to the Company’s outstanding derivative contracts.

IAMGOLD CORPORATION Annual Management’s Discussion and Analysis - December 31, 2021	25

The net cash generated by operations is highly dependent on the gold price as well as other factors, including the USDCAD exchange rate. The Company is scheduled to complete the remaining construction of Côté Gold during 2022 and 2023 resulting in significant capital expenditures that, together with sustaining and expansion capital expenditures at its existing mines, are expected to exceed total current cash and cash generated from operations. As a result, the Company expects to make its first draw down on its Credit Facility in the first half of 2022 and expects to draw down most this facility over the course of 2022 and 2023. Assuming the continuation of prevailing commodity prices and exchange rates, operations performing in accordance with 2022 guidance and 2023 plan, and no significant change in the Côté Gold costs or the time of achieving commercial production (see also “Côté Gold Project”), the Company believes it should have adequate liquidity, in addition to its existing Credit Facility and the additional equipment leases, to implement its near-term operational plans and complete the development of Côté Gold.
To ensure adequate liquidity and flexibility, the Company regularly reviews expenditures and assesses opportunities taking into consideration current liquidity, the capital markets, foreign exchange rates, ongoing operational and financial performance and progress in the development of projects. As a result, the Company may take additional measures to increase its liquidity and capital resources including additional financing, strategically disposing of assets or pursuing joint-venture partnerships.
Contractual Obligations
As at December 31, 2021, contractual obligations with various maturities were $1.7 billion, primarily comprising expected future contractual payments of long-term debt, purchase obligations, capital expenditures obligations and lease obligations. Management believes these obligations will be met through available cash resources and future net cash from operating activities.

	Payments due by period
As at December 31, 2021	Total	<1 yr	1-2 yrs	3-4 yrs	>4 yrs
Long-term debt	$651.6	$34.4	$63.8	$51.8	$501.6
Purchase obligations	99.6	83.7	4.3	5.3	6.3
Capital expenditure obligations	426.2	348.9	76.9	0.4	—
Lease obligations	80.3	26.3	36.5	9.7	7.8
Total contractual obligations	$1,257.7	$493.3	$181.5	$67.2	$515.7
Asset retirement obligations	444.8	6.5	24.4	10.7	403.2
	$1,702.5	$499.8	$205.9	$77.9	$918.9
The Company uses derivative contracts to hedge for risk management purposes. Details of these contracts are included in "Market Risk – Summary of Hedge Portfolio".
Cash Flow

($ millions)	Q4 2021	Q3 2021	Q4 2020	2021	2020	2019
Net cash from (used in) per consolidated financial statements:
Operating activities	$67.5	$78.5	$128.7	$285.0	$347.6	$363.0
Investing activities	(263.3)	(142.4)	(78.0)	(630.7)	(246.2)	(149.8)
Financing activities	0.4	(11.4)	(9.0)	(41.2)	0.8	0.8
Effects of exchange rate fluctuation on cash and cash equivalents	(1.8)	(7.5)	9.2	(9.7)	8.7	1.5
Increase (decrease) in cash and cash equivalents	(197.2)	(82.8)	50.9	(396.6)	110.9	215.5
Cash and cash equivalents, beginning of the period	742.1	824.9	890.6	941.5	830.6	615.1
Cash and cash equivalents, end of the period	$544.9	$742.1	$941.5	$544.9	$941.5	$830.6
Operating Activities
Net cash from operating activities for the fourth quarter was $67.5 million, a decrease of $11.0 million from the prior quarter, primarily due to one-time proceeds from insurance claims received in the third quarter ($7.7 million), net outflow from working capital movements ($7.4 million), partially offset by higher cash receipts from the settlement of derivatives ($1.4 million) and lower income taxes paid ($1.0 million).
Net cash from operating activities for 2021 was $285.0 million, a decrease of $62.6 million from the prior year, primarily due to lower revenue and higher operating costs ($98.2 million), higher income taxes paid ($10.5 million), partially offset by higher cash receipts from the settlement of derivatives ($31.7 million) and proceeds from insurance claims ($10.2 million).
Investing Activities
Net cash used in investing activities for the fourth quarter was $263.3 million, an increase of $120.9 million from the prior quarter, primarily due to an increase in capital expenditures for property, plant and equipment primarily related to the Côté Gold construction ($92.6 million) and higher borrowing costs paid ($21.0 million).

IAMGOLD CORPORATION Annual Management’s Discussion and Analysis - December 31, 2021	26

Net cash used in investing activities for 2021 was $630.7 million, an increase of $384.5 million from the prior year, primarily due to an increase in capital expenditure for property, plant, and equipment ($331.7 million) primarily related to the Côté Gold construction, and an increase in the receivable from the Rosebel unincorporated joint venture ("Rosebel UJV") partner, Staatsolie, that will be recovered from its future gold entitlement ($17.6 million), partially offset by the net proceeds received from the sale of the Company’s royalty portfolio ($45.9 million). The prior year’s investing activities also included the net proceeds received on the establishment of the Rosebel UJV ($34.0 million) and proceeds from the sale of Sadiola ($25.0 million).
Financing Activities
Net cash generated from financing activities for the fourth quarter was $0.4 million, an increase of $11.8 million from the prior quarter, primarily due to a decrease in interest paid ($8.1 million), and a decrease in dividends paid to non-controlling interest ($3.1 million).
Net cash used in financing activities for 2021 was $41.2 million, an increase of $42.0 million, primarily due to an increase in dividends paid to non-controlling interest ($7.4 million), and a decrease in cash received from the exercise of stock options ($4.4 million), partially offset by the proceeds received from an equipment loan ($10.9 million) in the prior year. The prior year’s financing activities also included the net proceeds from the issuance of the 5.75% senior notes ($443.6 million), partially offset by the redemption of the 7% senior notes ($421.3 million).
Mine-Site Free Cash Flow1
Mine-site free cash flow generated for the fourth quarter was $12.3 million, down $19.6 million from the prior quarter, primarily due to lower operating cash flow at Essakane ($10.3 million), higher capital expenditures at Essakane ($8.0 million) and Rosebel ($6.8 million), partially offset by higher operating cash flow at Westwood ($6.3 million).
Mine-site free cash flow generated for 2021 was $133.8 million, down $89.4 million from the prior year, primarily due to lower operating cash flow at Rosebel ($111.6 million) and Westwood ($68.5 million), and higher capital expenditures at Rosebel ($30.8 million) and Essakane ($21.9 million), partially offset by higher operating cash flow at Essakane ($136.5 million).

Q4 2021 vs Q3 2021 Mine-site free cash flow[1]
($ millions)
$31.9
$(3.8)
$(15.8)
$12.3
Q3 2021
Mine-site operating cash flow
Mine-site capital expenditures
Q4 2021

2021 vs 2020 Mine-site free cash flow[1]
($ millions)
$223.2
$(43.6)
$(45.8)
$133.8
2020
Mine-site operating cash flow
Mine-site capital expenditures
2021

Market Trends
Global Financial Market Conditions and Gold Price
The spot gold price at the end of 2021 was $1,806 per ounce. This represented a decrease of approximately 4% since the beginning of the year. In the fourth quarter 2021, gold traded in a range of $1,754 to $1,867.
The price of gold is a key driver of the Company’s profitability. The average and closing spot gold price and the Company’s average realized gold price in the fourth quarter 2021 and in 2021 and prior periods are set out below. The Company’s hedging strategy is designed to mitigate gold price risk during the Côté Gold construction period. See "Market Risk" for more information.

	Q4 2021	Q3 2021	Q4 2020	2021	2020	2019
Average market gold price ($/oz)	$1,795	$1,790	$1,874	$1,799	$1,769	$1,392
Average realized gold price[1] ($/oz)	$1,794	$1,787	$1,865	$1,790	$1,778	$1,397
Closing market gold price ($/oz)	$1,806	$1,743	$1,888	$1,806	$1,888	$1,515
1.This is a non-GAAP financial measure. See "Non-GAAP Financial Measures".

_________
1.This is a non-GAAP financial measure. See "Non-GAAP Financial Measures".

IAMGOLD CORPORATION Annual Management’s Discussion and Analysis - December 31, 2021	27

Inflation
Inflation has risen to new 30-year highs in Canada, the EU Region, the U.S., with the U.S. seeing rates of 7.0%. This inflation is predominantly driven by cost of goods as input costs continue to increase with the two largest contributing factors being continued supply chain constraints and rising energy prices. Oil and natural gas prices surged throughout 2021 and power prices reached multi-year highs.
In 2021, increased energy costs also impacted the price of steel and the manufacturing cost of shipping containers and other consumables and spare parts. Freight costs have increased as shipping companies have reduced their capacity during the COVID-19 pandemic and the sudden increase in demand has placed considerable pressure on shipping companies and as a result have created significant backlogs at container handling ports. With the advent of the Omicron variant, major ports in China continue to be understaffed and strict testing procedures continue to exacerbate the backlog.
Inland transport is facing shortages and high demand as well. The Company has been able to secure its supply of consumables and spare parts from manufacturers without material disruption thus far.
Currency and Oil Prices
The U.S. dollar is the Company’s functional currency. The Company's revenues are denominated in U.S. dollars as gold is priced in U.S. dollars. The Company’s main exposures are to the Canadian dollar and oil prices, which affect the Company’s Canadian and international mining activities and operations.
The U.S. dollar weakened approximately less than 1% against the Canadian dollar in the fourth quarter 2021 compared with the prior quarter. The interest rate differential did not favour the U.S. dollar. The difference in yields between the 2-year U.S. Treasury and the 2-year Canadian bond was about 0.2 percentage points at the end of the fourth quarter, making the U.S. dollar less attractive against the Canadian dollar.
The Company's Canadian dollar exposures relate to operational and capital expenditures in Canada. The Company’s hedging strategy was designed to mitigate the risk of exposure to exchange rate volatility of the Canadian dollar. See "Market Risk".
The Company has minimal residual exposure to euro denominated operational and capital expenditures in West Africa as it sells a portion of its gold in euros.
The closing prices of Brent and West Texas Intermediate ("WTI") remained relatively flat when compared with the prior quarter as a result of the spread of Omicron towards the end of the year, although the average price increased over the quarter. Production continues to remain slow and inventories continue to be drawn upon.
The Company's oil exposures relate primarily to its mining operations in West Africa and South America. The Company’s hedging strategy was designed to mitigate the risk of oil price appreciation given it is a significant input cost in the production of gold. See "Market Risk".

	Q4 2021	Q3 2021	Q4 2020	2021	2020	2019
Average rates
USDCAD	1.2606	1.2594	1.3027	1.2537	1.3409	1.3268
EURUSD	1.1436	1.1787	1.1930	1.1828	1.1419	1.1194
Closing rates
USDCAD	1.2656	1.2674	1.2754	1.2656	1.2754	1.2963
EURUSD	1.1377	1.1578	1.2228	1.1377	1.2228	1.1227
Average Brent price ($/barrel)	$80	$73	$45	$71	$43	$64
Closing Brent price ($/barrel)	$78	$79	$52	$78	$52	$66
Average WTI price ($/barrel)	$77	$71	$43	$68	$39	$57
Closing WTI price ($/barrel)	$75	$75	$49	$75	$49	$61
Sensitivity Impact
The following table provides estimated cost per ounce sensitivities around certain inputs, excluding the impact of the Company’s hedging program which can affect the Company’s operating results, assuming guided 2022 updated production and costs levels:

	Change of	Annualized impact on Cost of Sales $/oz	Annualized impact on Cash Costs[1] $/oz	Annualized impact on AISC[1] $/oz
Gold price[2]	$100/oz	$7	$7	$7
Oil price	$10/barrel	$15	$15	$19
USDCAD	$0.10	$19	$19	$29
EURUSD	$0.10	$14	$14	$23
1.This is a non-GAAP financial measure. See "Non-GAAP Financial Measures". Cash costs and AISC per ounce of gold sold consist of Essakane, Rosebel and Westwood on an attributable basis of 90%, 95% and 100%, respectively.
2.Gold price sensitivities include royalties and additional costs with a gold price link, which are included in total cost of sales, cash costs and AISC.

IAMGOLD CORPORATION Annual Management’s Discussion and Analysis - December 31, 2021	28

Market Risk
Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. For hedging activities, it is the risk that the fair value of a derivative might be adversely affected by a change in underlying commodity prices or currency exchange rates and that this in turn affects the Company’s financial condition. The Company establishes trading agreements with counterparties under which there is no requirement to post any collateral or make any margin calls on derivatives. Counterparties cannot require settlement solely because of an adverse change in the fair value of a derivative.
Currency Exchange Rate Risk
The Company’s functional currency is the U.S. dollar which creates currency exchange risk exposure primarily associated with its expenditures denominated in Canadian dollars and euros. To manage this risk, the Company uses various hedging strategies, including holding some of its cash and cash equivalents in Canadian dollar or euro denominated bank accounts creating a natural off-set to the exposure and derivative contracts such as forwards or options. Option contracts can be combined through the use of put option contracts and call option contracts (collar structure), within a range of expiry dates and strike prices.
Oil Contracts and Fuel Market Price Risk
Brent and WTI are components of diesel and fuel oil which are among the key inputs impacting the Company’s costs. To manage the risk associated with the fluctuation in the costs of these commodities, the Company uses various hedging strategies, such as the use of options. Option contracts can be combined through the use of put option contracts and call option contracts (collar structure), within a range of expiry dates and strike prices.
Gold Contracts and Market Price Risk
The Company’s primary source of revenue is gold. The Company’s hedging strategy is designed to mitigate gold price risk during the Côté Gold construction period. To manage such risk, the Company uses various hedging strategies, such as the use of call option contracts. Option contracts can also be combined with the use of put option contracts and call option contracts (collar structure), within a range of expiry dates and strike prices.
Summary of Hedge Portfolio
At December 31, 2021, the Company’s outstanding hedge derivative contracts, derivative contracts and gold sale prepayment arrangements were as follows:

	2022	2023	2024
Foreign Currency[1]
Canadian dollar contracts[2] (millions of C$)	612	185	120
Rate range (USDCAD)	1.28-1.48	1.30-1.46	1.32
Hedge ratio[3]	55%	34%	14%

Commodities[4]
Brent oil contracts (thousands of barrels)	520	428	270
Contract price range ($/barrel of crude oil)	50-65	41-65	41-55
Hedge ratio[3]	67%	56%	36%

WTI oil contracts (thousands of barrels)	573	473	270
Contract price range ($/barrel of crude oil)	38-62	36-60	38-50
Hedge ratio[3]	90%	75%	39%

Gold bullion contracts (thousands of ounces)[5]	38	93	—
Gold sale prepayment arrangements (thousands of ounces)[6]	150	—	150
Contract price range ($/ounce)	1,300 - 3,000	1,700 - 2,700	1,700 - 2,100
Hedge ratio[3]	26%	10%	14%
1. 2022 Canadian dollar hedges excludes Canadian dollars on hand which functions as a natural hedge for the Company’s 2022 Canadian dollar expenditures.
2.The Company executed Canadian dollar collar options, which consist of Canadian dollar call and put options within the given range in 2022 through 2024. The Company will recognize a gain from the difference between a lower market price and the Canadian dollar call strike price. The Company will incur a loss from the difference between a higher market price and the Canadian dollar put strike price. 2022 includes the Target Accrual Redemption Forward ("TARF") and a forward with an extension feature discussed below. The Company expects the TARF will be exercised 12 times in 2022 and therefore will terminate after 12 months. Includes hedged exposure at Côté Gold in 2022, 2023 and 2024, with a hedge ratio of 70%, 60% and 24%, respectively.
3.The Company calculates hedge ratios based on future estimates of operating and capital expenditures (such as its Canadian dollar operating and capital expenditures at Westwood and its corporate office, and Canadian dollar capital expenditures at Côté Gold during the construction period), future estimated uses of commodities and future estimated production. Outstanding hedge derivative contracts and derivative contracts are allocated based on a specified allocation methodology.
4.The Company executed Brent and WTI collar options, which consist of Brent and WTI put and call options with strike prices within the given range in 2022 through 2024. The Company will incur a loss from the difference between a lower market price and the put strike price. The Company will recognize a gain from the difference between a higher market price and the call strike price. Includes hedged exposure for WTI at Côté Gold in 2022 and 2023, with a hedge ratio of 100% and 57%, respectively.
5.The Company executed gold collar options, which consist of gold put and call options with strike prices within the given range in 2022 and 2024. The Company will incur a loss from the difference between a higher market price and the call strike price. The Company will recognize a gain from the difference between a lower market price and the put strike price.
6.Includes a collar instrument on 100,000 ounces in relation to the 2022 Prepayment Arrangements which settles in 2024. See "Financial Condition – Liquidity and Capital Resources".

IAMGOLD CORPORATION Annual Management’s Discussion and Analysis - December 31, 2021	29

In connection with the construction of Côté Gold, the Company entered into a TARF structure as part of its strategy to manage exposure to the Canadian dollar. The Company has not designated the TARF financial derivative contract as a hedge for accounting purposes, although the Company does consider this arrangement to be an effective economic hedge. The derivative structure includes a termination feature as well as a leverage component. Contractual terms of the TARF include the following:
•On any monthly option fixing date, if the USDCAD exchange rate is below the strike price of 1.30675, the Company expects to exercise its option and deliver $7.7 million and receive CAD$10 million.
•On any monthly option fixing date, if the USDCAD exchange rate is above the strike price of 1.30675, the Company expects that the counterparty will exercise its option in which case the Company will deliver $15.3 million and receive CAD$20 million.
•The term of the arrangement is 30 months from January 2022 to June 2024. If the contract is exercised for a total of 12 times when the USDCAD is below 1.30675, the arrangement will be cancelled. The contract was exercised in January and February 2021, meaning that there are 10 knockouts remaining.
In connection with the construction of Côté Gold, the Company entered into a forward contract with an extendable feature to purchase CAD$10 million per month during 2022 for a total of $120 million at a forward exchange rate of 1.32 USDCAD. The counterparty has an option, at its sole discretion, to extend the contract for twelve months, which would require the Company to purchase CAD$10 million per month during 2024 at the forward exchange rate. The option expires in November 2023.
The Company’s cost metrics were impacted as follows by realized derivative gains and losses:

	Q4 2021	Q3 2021	2021	2020	2019

Cost of sales per ounce sold before hedging	$1,629	$1,270	$1,289	$1,029	$948
Realized derivative gains (losses) per ounce sold	32	22	19	(28)	(2)
Cost of sales per ounce sold	$1,597	$1,247	$1,270	$1,057	$950

Cash cost per ounce sold before hedging	$1,217	$1,231	$1,150	$960	$903
Realized derivative gains (losses) per ounce sold	32	22	19	(28)	(2)
Cash cost per ounce sold	$1,184	$1,208	$1,132	$988	$904

All-in sustaining costs per ounce sold before hedging	$1,573	$1,535	$1,449	$1,201	$1,139
Realized derivative gains (losses) per ounce sold	35	27	24	(30)	(2)
All-in sustaining costs per ounce sold	$1,537	$1,508	$1,426	$1,232	$1,141
Figures may not be calculated based on amounts presented in this table due to rounding.
Related Party Transactions
The Company had non-interest bearing receivables from Sadiola and Yatela which were repaid during the year ended December 31, 2020.
Compensation of Key Management Personnel
Compensation breakdown for key management personnel, comprising of the Company’s directors and executive officers, is as follows:

	2021	2020	2019
Salaries and other benefits	$6.0	$5.7	$5.6
Retirement benefits	0.3	6.1	—
Share-based payments	3.1	2.5	5.1
	$9.4	$14.3	$10.7
Shareholders' Equity

Number issued and outstanding (millions)	December 31, 2021	February 22, 2022
Common shares	477.0	477.0
Share options[1]	5.1	5.1
1.Refer to note 35 of the annual consolidated financial statements for all outstanding equity awards.

IAMGOLD CORPORATION Annual Management’s Discussion and Analysis - December 31, 2021	30

QUARTERLY FINANCIAL REVIEW

	2021				2020
($ millions, except where noted)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenues	$294.6	$294.1	$265.6	$297.4	$347.5	$335.1	$284.6	$274.5
Net earnings (loss) from continuing operations[1]	$(204.0)	$(72.5)	$(0.3)	$21.7	$68.0	$(7.7)	$27.3	$(32.9)
Net earnings (loss) from discontinued operations	$—	$—	$—	$—	$4.1	$—	$—	$—
Net earnings (loss) attributable to equity holders	$(194.1)	$(75.3)	$(4.5)	$19.5	$63.1	$(11.6)	$25.5	$(34.4)
Basic and diluted earnings (loss) per share attributable to equity holders	$(0.41)	$(0.16)	$(0.01)	$0.04	$0.13	$(0.02)	$0.05	$(0.07)
1.In the fourth quarter 2021, net loss from continuing operations was higher primarily due to impairment charge.
The reasons for the variances between the current year-to-date operating performance compared with the prior year year-to-date operating performance are similar to the reasons explained for the variances between the current quarter and prior year quarter operating performance and discussed in more detail above.
DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

Disclosure Controls and Procedures
The Company’s disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is communicated to senior management to allow timely decisions regarding required disclosure. An evaluation of the effectiveness of the Company’s disclosure controls and procedures, as defined under the rules of the Canadian Securities Administration, was conducted as at December 31, 2021 under the supervision of the Company’s Disclosure Committee and with the participation of management. Based on the results of that evaluation, the Interim CEO and CFO concluded that the Company’s disclosure controls and procedures were effective as at December 31, 2021 providing reasonable assurance that the information required to be disclosed in the Company’s annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported in accordance with securities legislation.
Internal Control over Financial Reporting
Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of consolidated financial statements in compliance with IFRS as issued by the International Accounting Standards Board ("IASB"). The Company’s internal control over financial reporting includes policies and procedures that:
•pertain to the maintenance of records that accurately and fairly reflect the transactions of the Company;
•provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with IFRS as issued by the IASB;
•ensure the Company’s receipts and expenditures are made only in accordance with authorization of management and the Company’s directors; and
•provide reasonable assurance regarding prevention or timely detection of unauthorized transactions that could have a material effect on the consolidated financial statements.
An evaluation of the effectiveness of the Company’s internal control over financial reporting, including an evaluation of material changes that may have materially affected or are reasonably likely to have materially affected the internal controls over financial reporting based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, was conducted as of December 31, 2021 by the Company’s management, including the Interim CEO and CFO. Based on this evaluation, management, including the Interim CEO and CFO, has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2021.
Limitations of Control and Procedures
The Company’s management, including the Interim CEO and CFO believe that any disclosure controls and procedures and internal controls over financial reporting, no matter how well designed, can have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance that the objectives of the control system are met.

IAMGOLD CORPORATION Annual Management’s Discussion and Analysis - December 31, 2021	31

CRITICAL JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The Company’s management makes judgments in its process of applying the Company’s accounting policies in the preparation of its consolidated financial statements. In addition, the preparation of financial data requires that the Company’s management make assumptions and estimates of effects of uncertain future events on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates as the estimation process is inherently uncertain. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.
The critical judgments, estimates and assumptions applied in the preparation of the Company's consolidated financial statements are reflected in note 3 of the Company's audited annual consolidated financial statements for the year ended December 31, 2021.
Qualified Person and Technical Information
The technical and scientific information relating to exploration activities disclosed in this document was prepared under the supervision of and verified and reviewed by Craig MacDougall, P.Geo., Executive Vice President, Growth, IAMGOLD. Mr. MacDougall is a “qualified person” as defined by NI 43-101 (a “QP”).
Data verification involves data input and review by senior project geologists at site, scheduled weekly and monthly reporting to senior exploration management and the completion of project site visits by senior exploration management to review the status of ongoing project activities and data underlying reported results. All drilling results for exploration projects or supporting resource and reserve estimates referenced in this MD&A have been previously reported in news release disclosures either by the Company or the project operator as the case may be (see referenced news releases) and have been prepared in accordance with NI 43-101. The sampling and assay data from drilling programs are monitored through the implementation of a quality assurance - quality control (QA-QC) program designed to follow industry best practice. Drill core (HQ and NQ size) samples are selected by the project geologists and sawn in half with a diamond saw at the project site. Half of the core is typically retained at the site for reference purposes. Generally, sample intervals are 1.0 to 1.5 metres in length and reverse circulation holes are sampled at 1.0 metre intervals at the drill rig. Samples are prepared and analyzed at site for the Company's producing mines and at accredited regional laboratories for the Company's exploration projects, using analysis techniques such as standard fire assay with a 50 gram charge; fire assay with gravimetric finish, or LeachWELL rapid cyanide leach with fire assay with a 50 gram charge.
CAUTIONARY NOTE TO U.S. INVESTORS REGARDING DISCLOSURE OF MINERAL RESERVE AND MINERAL RESOURCE ESTIMATES

The mineral resource and reserve estimates contained in this report have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) – CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Standards”). These standards are similar to those used by the United States Securities and Exchange Commission (the “SEC”) Industry Guide No. 7, as interpreted by SEC staff (“Industry Guide 7”). However, the definitions in NI 43-101 and the CIM Standards differ in certain respects from those under Industry Guide 7. Accordingly, mineral resource and reserve information contained in this report may not be comparable to similar information disclosed by United States companies. Under Industry Guide 7, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.
As a result of the adoption of amendments to the SEC’s disclosure rules (the “SEC Modernization Rules”), which more closely align its disclosure requirements and policies for mining properties with current industry and global regulatory practices and standards, including NI 43-101 and the CIM Standards, and which became effective on February 25, 2019, the SEC now recognizes estimates of "measured mineral resources", "indicated mineral resources" and "inferred mineral resources." In addition, the SEC has amended definitions of "proven mineral reserves" and "probable mineral reserves" in its amended rules, with definitions that are substantially similar to those used in NI 43-101 and the CIM Standards. Issuers must begin to comply with the SEC Modernization Rules in their first fiscal year beginning on or after January 1, 2021, though Canadian issuers that report in the United States using the Multijurisdictional Disclosure System ("MJDS") may still use NI 43-101 rather than the SEC Modernization Rules when using the SEC's MJDS registration statement and annual report forms.
United States investors are cautioned that while the SEC now recognizes "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" under the SEC Modernization Rules, investors should not assume that any part or all of the mineral deposits in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. These terms have a great amount of uncertainty as to their economic and legal feasibility. Under Canadian regulations, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in limited circumstances.
Investors are cautioned not to assume that any "measured mineral resources", "indicated mineral resources", or "inferred mineral resources" that the Company reports in this report are or will be economically or legally mineable. Further, "inferred mineral resources" have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that any part or all of an inferred mineral resource will ever be upgraded to a higher category.

IAMGOLD CORPORATION Annual Management’s Discussion and Analysis - December 31, 2021	32

The mineral resource estimates contained in this MD&A have been prepared in accordance with NI 43-101 and Joint Ore Reserves Committee.
Lisa Ragsdale, P.Geo (Director, Mining Geology, IAMGOLD Corporation), is the QP responsible for the review and approval of all mineral resource estimates contained herein, as at December 31, 2021. Guy Bourque, Eng. (Director, Mining, IAMGOLD Corporation), is the QP responsible for the review and approval of all mineral reserve estimates contained herein, as at December 31, 2021.
The technical information has been included herein with the consent and prior review of the above noted QPs, who have verified the data disclosed, and data underlying the information or opinions contained herein.
NEW ACCOUNTING STANDARDS

For a discussion of new accounting standards adopted and new accounting standards issued but not yet effective that may impact the Company, refer to note 4 of the Company’s audited annual consolidated financial statements for the year ended December 31, 2021.
RISKS AND UNCERTAINTIES

The Company is subject to various business, financial, operational and other risks, uncertainties, contingencies and other factors which could materially adversely affect the Company’s future business, operations, and financial condition and could cause such future business, operations and financial condition to differ materially from the forward-looking statements and information contained in this MD&A and as described under the heading "Cautionary Statement On Forward-Looking Information".
Readers of this MD&A should consider the information included or incorporated by reference in this document and the Company’s consolidated financial statements and related notes for the year ended December 31, 2021. The nature of the Company’s activities and the locations in which it operates mean that the Company’s business generally is exposed to significant risk factors, known and unknown, many of which are beyond its control. Managing these risks is a key component of the Company’s business strategy and is supported by a risk management culture and an effective enterprise risk management (“ERM”) system. The Company’s view of risks is not static. An important component of the ERM approach is to ensure key risks which are evolving or emerging are appropriately identified, managed and incorporated into existing ERM assessment, measurement, monitoring and reporting processes.
These practices ensure management is forward looking in its assessment of risks. Identification of key risks occurs in the course of business activities, while pursuing business approved strategies and as part of the execution of risk oversight responsibilities at the Management and Board of Directors level.
The Company is subject to various risks, known and unknown, arising from factors within or outside of its control. For a comprehensive discussion of these risks and uncertainties that may have an adverse effect on the Company's business, operations and financial results, refer to the Company’s latest Annual Information Form ("AIF"), filed with Canadian securities regulatory authorities at www.sedar.com, and filed under Form 40-F with the United States Securities Exchange Commission at www.sec.gov/edgar.html. The AIF, which is filed and viewable on www.sedar.com and www.sec.gov/edgar.html, is available upon request from the Company, and is incorporated by reference into this MD&A.
NON-GAAP1 FINANCIAL MEASURES

The Company uses certain non-GAAP financial measures in its MD&A which are described in the following section. The Company believes that, in addition to conventional financial measures prepared in accordance with IFRS, certain investors use these non-GAAP financial measures to assess the performance of the Company. These non-GAAP financial measures do not have any standardized meaning prescribed by IFRS, may not be comparable to similar measures presented by other companies and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The definitions of these measures, the reconciliation to the amounts presented in the consolidated financial statements, and the reasons for the presentation of these measures are included below. The non-GAAP financial measures are consistent with those presented previously and there have been no changes to the basis of calculation, except for the change to the presentation of cash cost per ounce sold described in more detail below.
Average Realized Gold Price per Ounce Sold
Average realized gold price per ounce sold is intended to enable management to understand the average realized price of gold sold in each reporting period after removing the impact of non-gold revenues and by-product credits, which, in the Company's case, are not significant and to enable investors to understand the Company’s financial performance based on the average realized proceeds of selling gold production in the reporting period.

________________
1. GAAP - Generally accepted accounting principles.

IAMGOLD CORPORATION Annual Management’s Discussion and Analysis - December 31, 2021	33

The following table provides a reconciliation of average realized gold price per ounce sold to revenues as per the consolidated financial statements.

($ millions, except where noted)	Q4 2021	Q3 2021	2021	2020	2019
Revenues	$294.6	$294.1	$1,151.7	$1,241.7	$1,065.3
By-product credit and other revenues	(0.4)	(0.4)	(1.4)	(3.1)	(2.4)
Revenues – adjusted	$294.2	$293.7	$1,150.3	$1,238.6	$1,062.9
Sales (000s oz) – 100%	164	165	643	696	761
Average realized gold price per ounce[1,2] ($/oz)	$1,794	$1,787	$1,790	$1,778	$1,397
1.Average realized gold price per ounce sold may not be calculated based on amounts presented in this table due to rounding.
2.Average realized gold price per ounce sold is calculated based on sales from the Company's Westwood, Rosebel and Essakane mines.

Cash Costs, Cash Costs per Ounce Sold, AISC and AISC per Ounce Sold
The Company reports cash costs, cash costs per ounce sold, AISC and AISC per ounce sold in order to provide investors with information about key measures used by management to monitor performance of mine sites in commercial production and its ability to generate positive cash flow.
Cash costs include mine site operating costs such as mining, processing, administration, royalties, production taxes and realized derivative gains or losses, exclusive of depreciation, reclamation, capital expenditures and exploration and evaluation costs. AISC include cost of sales exclusive of depreciation expense, sustaining capital expenditures, which are required to maintain existing operations, capitalized exploration, sustaining lease principal payments, environmental rehabilitation accretion and depreciation, by-product credits and corporate general and administrative costs. These costs are then divided by the Company’s attributable gold ounces sold by mine sites in commercial production in the period to arrive at the cash costs per ounce sold and the AISC per ounce sold. The Company reports the AISC measure with and without a deduction for by-product credits and reports the measure for the Essakane, Rosebel and Westwood mines.
Prior to the second quarter 2021, for cash costs, the Company divided these costs by its attributable gold ounces produced in the period. Commencing with the second quarter 2021, the Company divides these costs by its attributable sales in the period. This change has been completed in order to better align with peer companies that present these metrics on ounces sold basis. All comparative periods have been restated and updated accordingly.
The following table provides a reconciliation of cash costs and cash costs per ounce sold on an attributable basis to cost of sales as per the consolidated financial statements.

($ millions, except where noted)	Q4 2021	Q3 2021	2021	2020	2019
Cost of sales[1]	$370.9	$287.2	$1,149.0	$991.4	$995.7
Depreciation expense[1]	(111.0)	(85.1)	(339.8)	(256.7)	(275.1)
Cost of sales[1], excluding depreciation expense	$259.9	$202.1	$809.2	$734.7	$720.6
Adjust for:
Revised estimate for water tax settlement	—	—	—	(7.2)	—
Stockpiles and finished goods adjustment	(62.9)	—	(62.9)	—	—
Normalization of costs	—	—	—	—	(20.9)
Other mining costs[2]	(5.2)	(6.4)	(26.5)	(41.2)	(12.4)
Cost attributed to non-controlling interests[3]	(12.7)	(13.9)	(52.5)	(48.4)	(48.0)
Cash costs – attributable	$179.1	$181.8	$667.3	$637.9	$639.3
Total gold sales[4] (000 oz) – attributable	152	150	590	646	707
Cash costs[5] ($/oz sold) – attributable	$1,184	$1,208	$1,132	$988	$904
1.As per note 36 of the consolidated financial statements for cost of sales and depreciation expense.
2.Other mining costs include certain taxes and permits related costs, community development costs and prior period operating costs, partially offset by by-product credits.
3.Adjustments for the consolidation of Essakane (90%) and Rosebel (95%) to their attributable portion of cost of sales.
4.Consists of Essakane, Rosebel and Westwood on an attributable basis of 90%, 95% and 100%, respectively.
5.Cash costs per ounce sold may not be calculated based on amounts presented in this table due to rounding.

The NRV write-down of the long-term portion of ore stockpile inventories of $62.9 million was excluded from cash costs for the fourth quarter. Accounting profits at our long-term price assumptions are not expected to be realized based on the estimated cost of completion of ore stockpile inventories in addition to the book value of these inventories. The NRV write-down brings the book value of these inventories to a break-even position with respect to accounting profits, however, these ore stockpiles may still generate positive future cash flows, excluding any sunk costs. These adjustments relate to long-term ore stockpiles that also includes low grade ore stockpiles that will only be processed after twelve or more months and were excluded from cash cost as a result.

IAMGOLD CORPORATION Annual Management’s Discussion and Analysis - December 31, 2021	34

The following table provides a reconciliation of AISC and AISC per ounce sold on an attributable basis to cost of sales as per the consolidated financial statements.

($ millions, attributable, except where noted)	Q4 2021	Q3 2021	2021	2020	2019
Cost of sales[1]	$370.9	$287.2	$1,149.0	$991.4	$995.7
Depreciation expense[1]	(111.0)	(85.1)	(339.8)	(256.7)	(275.1)
Cost of sales, excluding depreciation expense	$259.9	$202.1	$809.2	$734.7	$720.6
Adjust for:
Sustaining capital expenditures	41.4	26.4	105.4	79.1	95.9
Corporate general and administrative costs[2]	6.8	11.2	38.2	45.1	40.6
Stockpiles and finished goods adjustment	(62.9)	—	(62.9)	—	—
Other costs[3]	3.7	3.4	13.8	(6.6)	6.5
Cost attributable to non-controlling interests[4]	(16.3)	(16.4)	(63.1)	(57.0)	(57.4)
All-in sustaining costs – attributable	$232.6	$226.7	$840.6	$795.3	$806.2

Total gold sales[5] (000s oz) – attributable	152	150	590	646	707
All-in sustaining costs[6] ($/oz sold) – attributable	$1,537	$1,508	$1,426	$1,232	$1,141
All-in sustaining costs excluding by-product credit[6] ($/oz sold) – attributable	$1,540	$1,510	$1,428	$1,236	$1,144
1.As per note 36 of the consolidated financial statements for cost of sales and depreciation expense.
2.Corporate general and administrative costs exclude depreciation expense.
3.Other costs include certain taxes and permits related costs, community development costs and prior period operating costs, partially offset by by-product credits.
4.Adjustments for the consolidation of Essakane (90%) and Rosebel (95%) to their attributable portion of cost of sales.
5.Consists of Essakane, Rosebel and Westwood on an attributable basis of 90%, 95% and 100%, respectively.
6.AISC per ounce sold may not be calculated based on amounts presented in this table due to rounding.
The Company presents its sustaining capital expenditures in its AISC to reflect the capital related to producing and selling gold from its mine operations. The distinctions between sustaining and expansion capital used by the Company align with the guidelines set out by the World Gold Council. Expansion capital is capital expenditures incurred at new projects and capital expenditures related to major projects or expansion at existing operations where these projects will materially benefit the operations. This non-GAAP financial measure provides investors with transparency regarding the capital expenditures required to support the ongoing operations at its mines, relative to its total capital expenditures.

($ millions, except where noted)	Q4 2021	Q3 2021	2021	2020	2019
Capital expenditures for property, plant and equipment	$231.3	$138.7	$623.8	$292.1	$248.1
Capital expenditures for exploration and evaluation assets	0.2	0.7	1.9	0.6	3.3
	$231.5	$139.4	$625.7	$292.7	$251.4
Capital expenditures - sustaining	41.4	26.4	105.4	79.1	95.9
Capital expenditures - expansion	$190.1	$113.0	$520.3	$213.6	$155.5

($ millions, except where noted)[1]	Q4 2021	Q3 2021	2021	2020	2019
Essakane	$22.9	$11.6	$51.2	$37.3	$39.0
Rosebel	13.3	10.8	42.2	29.3	42.7
Westwood	5.1	3.8	11.4	11.7	13.8
	$41.3	$26.2	$104.8	$78.3	$95.5
Corporate	0.1	0.2	0.6	0.8	0.4
Capital expenditures - sustaining	$41.4	$26.4	$105.4	$79.1	$95.9

($ millions, except where noted)[1]	Q4 2021	Q3 2021	2021	2020	2019
Essakane	$24.1	$27.2	$84.4	$76.4	$62.0
Rosebel	17.1	12.8	56.4	38.5	41.0
Westwood	0.3	0.8	2.9	9.5	17.9
	$41.5	$40.8	$143.7	$124.4	$120.9

Côté Gold (70%)	142.6	67.3	343.0	73.1	31.3
Boto Gold	6.0	4.9	33.6	16.1	3.3
Capital expenditures - expansion	$190.1	$113.0	$520.3	$213.6	$155.5
1. Figures may not be calculated based on amounts presented in this table due to rounding.

IAMGOLD CORPORATION Annual Management’s Discussion and Analysis - December 31, 2021	35

Net Cash from Operating Activities before Changes in Working Capital
The Company makes reference to net cash from operating activities before changes in working capital which is calculated as net cash from operating activities less non-cash working capital items and non-current ore stockpiles. Working capital can be volatile due to numerous factors, including a build-up or reduction of inventories. Management believes that this non-GAAP measure, which excludes these non-cash items, provides investors with the ability to better evaluate the operating cash flow performance of the Company.
The following table provides a reconciliation of net cash from operating activities before changes in working capital to net cash from operating activities.

($ millions, except where noted)	Q4 2021	Q3 2021	Q4 2020	2021	2020	2019
Net cash from operating activities	$67.5	$78.5	$128.7	$285.0	$347.6	$363.0
Adjusting items from non-cash working capital items and non-current ore stockpiles
Receivables and other current assets	9.0	(0.3)	4.5	(17.0)	24.4	(12.3)
Inventories and non-current ore stockpiles	0.8	13.0	(13.3)	36.7	3.4	22.2
Accounts payable and accrued liabilities	(1.3)	(11.6)	(11.9)	(11.7)	(7.3)	(5.4)
Net cash from operating activities before changes in working capital	$76.0	$79.6	$108.0	$293.0	$368.1	$367.5
Mine-Site Free Cash Flow
Mine-site free cash flow is calculated as cash flow from mine-site operating activities less mine-site related property, plant and equipment expenditures. The Company believes this measure is useful to investors in assessing the Company's ability to operate its mine sites without reliance on additional borrowing or usage of existing cash.

($ millions, except where noted)	Q4 2021	Q3 2021	Q4 2020	2021	2020	2019
Net cash from operating activities	$67.5	$78.5	$128.7	$285.0	$347.6	$363.0
Add:
Operating cash flow used by non-mine site activities	27.6	20.4	10.8	97.3	78.3	(87.9)
Cash flow from operating mine sites	$95.1	$98.9	$139.5	$382.3	$425.9	$275.1

Capital expenditures for property, plant and equipment	$231.5	$139.4	$106.4	$625.7	$292.7	$251.4
Less:
Capital expenditures from construction and development projects and corporate	(148.7)	(72.4)	(44.6)	(377.2)	(90.0)	(35.0)
Capital expenditure from operating mine-sites	$82.8	$67.0	$61.8	$248.5	$202.7	$216.4
Mine-site free cash flow	$12.3	$31.9	$77.7	$133.8	$223.2	$58.7
Available Liquidity and Net Cash
Available liquidity is defined as cash and cash equivalents, short-term investments and the credit available to be drawn under the Credit Facility. Net cash is calculated as cash, cash equivalents and short-term investments less long-term debt, lease liabilities and the drawn portion of the Credit Facility. The Company believes these measures provide investors with additional information regarding the liquidity position of the Company.

	December 31,	December 31,	December 31,
($ millions, except where noted)	2021	2020	2019
Cash and cash equivalents	$544.9	$941.5	$830.6
Short-term investments	7.6	6.0	6.1
Available Credit Facility	498.3	498.3	499.6
Available liquidity	$1,050.8	$1,445.8	$1,336.3

	December 31,	December 31,	December 31,
($ millions, except where noted)	2021	2020	2019
Cash and cash equivalents	$544.9	$941.5	$830.6
Short-term investments	7.6	6.0	6.1
Lease liabilities	(65.6)	(66.8)	(58.8)
Long-term debt[1]	(468.9)	(478.2)	(420.7)
Drawn Letters of Credit issued under Credit Facility	(1.7)	(1.7)	(0.4)
Net cash	$16.3	$400.8	$356.8
1.Includes principal amount of the Notes of $450 million and equipment loans of $18.9 million ( December 31, 2020 - $450 million and $28.2 million, respectively and December 31, 2019 - $400 million and $20.7 million, respectively). Excludes deferred transaction costs and embedded derivative on the Notes.

IAMGOLD CORPORATION Annual Management’s Discussion and Analysis - December 31, 2021	36

EBITDA and Adjusted EBITDA
EBITDA (earnings before income taxes, depreciation and amortization of finance costs), is an indicator of the Company’s ability to produce operating cash flow to fund working capital needs, service debt obligations and fund capital expenditures.
Adjusted EBITDA represents EBITDA excluding certain impacts such as changes in estimates of asset retirement obligations at closed sites, unrealized (gain) loss on non-hedge derivatives and warrants, impairment charges and reversal of impairment charges, write-down of assets and foreign exchange (gain) loss which are non-cash items and certain cash items that are non-recurring or temporary in nature such as gain on sale of INV Metals as such items are not indicative of recurring operating performance. Management believes this additional information is useful to investors in understanding the Company’s ability to generate operating cash flow by excluding from the calculation these non-cash amounts and cash amounts that are not indicative of the recurring performance of the underlying operations for the periods presented.
The following table provides a reconciliation of EBITDA and Adjusted EBITDA to the consolidated financial statements:

($ millions, except where noted)	Q4 2021	Q3 2021	Q4 2020	2021	2020	2019
Earnings (loss) before income taxes	$(292.6)	$(70.1)	$84.9	$(319.6)	$98.8	$(328.3)
Add:
Depreciation	111.4	85.4	69.9	341.5	258.2	276.6
Finance costs	(12.2)	4.3	6.0	5.2	23.3	14.4
EBITDA	$(193.4)	$19.6	$160.8	$27.1	$380.3	$(37.3)
Adjusting items:
Loss on redemption of 7% Senior notes	—	—	—	—	22.5	—
Unrealized (gain) loss on embedded derivatives - prepayment options on 7% Senior Notes	—	—	(4.2)	—	7.8	(11.3)
Unrealized (gain) loss on embedded derivatives - 5.75% Senior Notes	(0.1)	12.5	—	6.9	—	—
Unrealized (gain) loss on embedded derivatives - Rosebel power purchase agreement	9.0	(0.9)	(3.6)	5.9	23.3	—
Unrealized (gain) loss on warrants and time value of derivatives	—	—	—	—	12.4	(4.1)
Gain on sale of royalties	—	—	—	(45.9)	—	—
Gain on the establishment of the Rosebel UJV	—	—	—	—	(16.9)	—
Rosebel temporary suspension costs	—	—	—	—	16.0	—
COVID-19 expenses, net of subsidy	2.4	4.2	4.2	16.0	22.0	—
Care and maintenance costs at Westwood	—	—	14.6	24.5	19.8	—
Write-down of assets	2.7	0.7	1.0	4.9	2.0	10.7
Foreign exchange (gain) loss	0.8	5.9	(3.4)	6.0	(2.2)	4.1
Revised estimate for water tax settlement	—	—	—	—	7.2	—
Unrealized (gain) loss on bond investments	(0.2)	0.2	—	(0.1)	—	—
Restructuring costs	—	—	—	1.0	—	3.2
NRV write-down	70.3	13.6	—	93.3	—	—
Impairment charge (reversal)	205.1	—	(45.8)	205.1	(45.8)	287.8
Unrealized (gain) loss on TARF	(1.9)	3.8	—	3.0	—	—
Insurance recoveries	—	—	—	(10.2)	—	—
Gain on sale of interest in Eastern Borosi property	—	—	—	—	(4.1)	—
Normalization of costs	—	—	—	—	—	29.5
Reversal of stockpile impairment	—	—	—	—	—	(15.6)
Gain on sale of INV	—	(16.1)	—	(16.1)	—	—
Changes in estimates of asset retirement obligations at closed sites	0.3	40.4	6.1	40.7	6.1	21.0
Unrealized gain on extendible forward arrangement	(0.4)	(1.4)	—	(1.8)	—	—
Fair value of deferred consideration from sale of Sadiola	(4.6)	—	—	(4.6)	—	—
Adjusted EBITDA	$90.0	$82.5	$129.7	$355.7	$450.4	$288.0

IAMGOLD CORPORATION Annual Management’s Discussion and Analysis - December 31, 2021	37

Adjusted Net Earnings (Loss) Attributable to Equity Holders
Adjusted net earnings (loss) attributable to equity holders represents net earnings (loss) attributable to equity holders excluding certain impacts, net of taxes, such as changes in estimates of asset retirement obligations at closed sites, unrealized (gain) loss on non-hedge derivatives and warrants, impairment charges and reversal of impairment charges, write-down of assets and foreign exchange (gain) loss which are non-cash items and certain cash items that are non-recurring or temporary in nature such as gain on sale of INV Metals as such items are not indicative of recurring operating performance. This measure is not necessarily indicative of net earnings (loss) or cash flows as determined under IFRS. Management believes this measure better reflects the Company’s performance for the current period and is a better indication of its expected performance in future periods. As such, the Company believes that this measure is useful to investors in assessing the Company’s underlying performance. The following table provides a reconciliation of loss before income taxes and non-controlling interests as per the consolidated statements of earnings (loss) of $292.6 million, to an adjusted net earnings attributable to equity holders of the Company of $44.3 million in the fourth quarter 2021.

($ millions, except where noted)	Q4 2021	Q3 2021	Q4 2020	2021	2020	2019
Earnings (loss) before income taxes and non-controlling interests	$(292.6)	$(70.1)	$84.9	$(319.6)	$98.8	$(328.3)
Adjusting items:
Unrealized (gain) loss on embedded derivatives - 5.75% senior notes	(0.1)	12.5	—	6.9	—	—
Gain on the establishment of the Rosebel UJV	—	—	—	—	(16.9)	—
Insurance recoveries	—	—	—	(10.2)	—	—
Rosebel temporary suspension costs	—	—	—	—	16.0	—
COVID-19 expenses, net of subsidy	2.4	4.2	4.2	16.0	22.0	—
Loss on redemption of 7% Senior notes	—	—	—	—	22.5	—
Care and maintenance costs at Westwood	—	—	14.6	24.5	19.8	—
Write-down of assets	2.7	0.7	1.0	4.9	2.0	10.7
Unrealized (gain) loss on embedded derivatives - prepayment options on 7% Senior Notes	—	—	(4.2)	—	7.8	(11.3)
Unrealized (gain) loss on embedded derivatives - Rosebel power purchase agreement	9.0	(0.9)	(3.6)	5.9	23.3	—
Gain on sale of royalties	—	—	—	(45.9)	—	—
Foreign exchange (gain) loss	0.8	5.9	(3.4)	6.0	(2.2)	4.1
Restructuring costs	—	—	—	1.0	—	3.2
NRV write-down	111.2	16.2	—	138.6	—	—
Impairment charge (reversal)	205.1	—	(45.8)	205.1	(45.8)	287.8
Unrealized (gain) loss on TARF	(1.9)	3.8	—	3.0	—	—
Unrealized (gain) loss on bond investments	(0.2)	0.2	—	(0.1)	—	—
Unrealized (gain) loss on warrants and time value of derivatives	—	—	—	—	12.4	(4.1)
Normalization of costs	—	—	—	—	—	29.5
Reversal of stockpile impairment	—	—	—	—	—	(15.6)
Gain on sale of interest in Eastern Borosi property	—	—	—	—	(4.1)	—
Revised estimate for water tax settlement	—	—	—	—	7.2	—
Gain on sale of INV	—	(16.1)	—	(16.1)	—	—
Changes in estimates of asset retirement obligations at closed sites	0.3	40.4	6.1	40.7	6.1	21.0
Unrealized gain on extendible forward arrangement	(0.4)	(1.4)	—	(1.8)	—	—
Fair value of deferred consideration from sale of Sadiola	(4.6)	—	—	(4.6)	—	—
Adjusted earnings (loss) before income taxes and non-controlling interests	$31.7	$(4.6)	$53.8	$54.3	$168.9	$(3.0)
Income taxes	88.6	(2.4)	(16.9)	64.5	(44.1)	(30.4)
Tax on foreign exchange translation of deferred income tax balances	15.6	(2.4)	(18.0)	11.2	(12.1)	3.1
Tax impact of adjusting items	(101.5)	(7.9)	9.2	(103.9)	(8.8)	14.9
Non-controlling interests	9.9	(2.8)	(9.0)	0.7	(16.2)	(14.6)
Adjusted net earnings (loss) attributable to equity holders	$44.3	$(20.1)	$19.1	$26.8	$87.7	$(30.0)
Adjusted net earnings (loss) per share attributable to equity holders	$0.09	$(0.04)	$0.04	$0.06	$0.19	$(0.06)
Basic weighted average number of common shares outstanding (millions)	476.9	476.8	474.7	476.5	472.6	468.0

IAMGOLD CORPORATION Annual Management’s Discussion and Analysis - December 31, 2021	38

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

Statements included in this MD&A, including any statements with respect to the Company’s future financial or operating performance and other statements that express management’s expectations or estimates of future performance, including statements in respect of the prospects and/or development of the Company’s projects, other than statements of historical fact, constitutes forward-looking information or forward-looking statements within the meaning of applicable securities laws (collectively referred to herein as “forward-looking statements”) and such forward-looking statements are based on expectations, estimates and projections as of the date of this MD&A. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans relating to the future. Forward-looking statements are generally identifiable by the use of words such as “may”, “will”, “should”, “continue”, “expect”, "budget", "forecast", “anticipate”, “estimate”, “believe”, “intend”, “plan”, "schedule", “guidance”, “outlook”, “potential”, "transformational", "best-in-class", "top-tier", “seek”, “targets”, "suspended", "superior return(s)", "superior shareholder return(s)", "cover", “strategy”, "superior" or “project” or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements in this MD&A include, but are not limited to, statements with respect to: the Company’s guidance for production, including timing and amounts thereof; costs of production; costs of sales; cash costs; all-in sustaining costs; construction costs and site expenditures; the impact of COVID-19 on the Company, including its operations, the project schedule for Côté Gold, key inputs, staffing and contractors; depreciation expense; effective tax rate; expected capital expenditures; operations outlook; expected benefits from the operational improvements and de-risking strategies enacted by the Company; the Company's plan achieve net zero emissions; the resumption of strategic mine development activities; development and expansion projects; exploration; impairment assessments and estimates; the expected receipt of permits; permitting timelines; sale transactions; the future price of gold and other commodities; foreign exchange rates and currency fluctuations; requirements for additional capital; the Company's capital allocation; the estimation of mineral reserves and mineral resources; the realization of mineral reserve and mineral resource estimates; the timing for completion of construction of Côté Gold and the commencement of commercial production; and government regulation of mining operations.
The Company cautions the reader that forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, financial, operational and other risks, uncertainties, contingencies and other factors, including those described below, which could cause actual results, performance or achievements of the Company to be materially different from results, performance or achievements expressed or implied by such forward-looking statements and, as such, undue reliance must not be placed on them. Forward-looking statements are also based on numerous material factors and assumptions, including as described in this MD&A, including with respect to: the Company's present and future business strategies; operations performance within expected ranges; anticipated future production and cash flows; local and global economic conditions and the economic environment in which the Company will operate in the future; legal and political developments in the jurisdictions in which the Company operates; the price of gold and other key commodities; projected mineral grades; international exchanges rates; anticipated capital and operating costs; the availability and timing of required governmental and other approvals for the construction of the Company's projects.
Risks, uncertainties, contingencies and other factors that could cause actual results, performance or achievements of the Company to be materially different from results, performance or achievements expressed or implied by such forward-looking statements include, without limitation: the Company's business strategies and its ability to execute thereon; political and legal risks; the ongoing impact of COVID-19 and its variants on the Company and its workforce, the availability of labour and contractors, key inputs for the Company and global supply chains; the volatility of the Company's securities; potential engagements with activist shareholders; litigation; contests over title to properties, particularly title to undeveloped properties; mine closure and rehabilitation risks; management of certain of the Company's assets by other companies or joint venture partners; the lack of availability of insurance covering all of the risks associated with a mining company's operations; business risks, including pandemics, adverse environmental conditions and hazards; unexpected geological conditions; potential shareholder dilution; increasing competition in the mining sector; ability to successfully integrate acquired assets; the profitability of the Company being highly dependent on the condition and results of the mining industry as a whole, and the gold mining industry in particular; changes in the global prices for gold and certain other commodities (such as diesel and electricity); consolidation in the gold mining industry; legal, litigation, legislative, political or economic risks and new developments in the jurisdictions in which the Company carries on business; government actions taken in response to COVID-19, including new variants of COVID-19, and any worsening thereof; changes in taxes, including mining tax regimes; the failure to obtain in a timely manner from authorities key permits, authorizations or approvals necessary for exploration, development or operation, operating or technical difficulties in connection with mining or development activities, including geotechnical difficulties and major equipment failure, such as a conveyor belt breakdown; seismic activity; the inability to participate in any gold price increase above the cap in any collar transaction entered into in conjunction with a gold sale prepayment arrangement; the availability of capital; the level of liquidity and capital resources; access to capital markets and financing; the Company's level of indebtedness; the Company's ability to satisfy covenants under its Credit Facility; movements in interest rates; adverse changes in the Company’s credit rating; the Company's choices in capital allocation; effectiveness of the Company's ongoing cost containment efforts; the ability to execute on the Company's de-risking activities and measures to improve operations; risks related to third-party contractors, including reduced control over aspects of the Company's operations and/or the failure of contractors to perform; risks arising from holding derivative instruments; changes in U.S. dollar and other currency exchange rates, interest rates or gold lease rates; capital and currency controls in foreign jurisdictions; assessment of carrying values for the Company’s assets, including the ongoing potential for material impairment and/or write-downs of such assets; the speculative nature of

IAMGOLD CORPORATION Annual Management’s Discussion and Analysis - December 31, 2021	39

exploration and development, including the risks of diminishing quantities or grades of reserves; the fact that reserves and resources, expected metallurgical recoveries, capital and operating costs are estimates which may require revision; the presence of unfavourable content in ore deposits, including clay and coarse gold; inaccuracies in life of mine plans; failure to meet operational targets; equipment malfunctions; security risks, including civil unrest, war or terrorism; information systems security threats and cybersecurity; laws and regulations governing the protection of the environment; employee relations and labour disputes; the maintenance of tailings storage facilities and the potential for a major spill or failure of the tailings facilities due to uncontrollable events, such as extreme weather or seismic events; potential for failure of the hydrostatic plug at the Westwood mine; lack of reliable infrastructure, including access to roads, bridges, power sources and water supplies; physical and regulatory risks related to climate change; unpredictable weather patterns and challenging weather conditions; attraction and retention of key employees and other qualified personnel; availability and increasing costs associated with mining inputs and labour, negotiations with respect to new, reasonable collective labour agreements may not be agreed to; the availability of qualified contractors and the ability of contractors to timely complete projects on acceptable terms; the relationship with the communities surrounding the Company's operations and projects; indigenous rights or claims; illegal mining; the potential direct or indirect operational impacts resulting from external factors, including infectious diseases or pandemics, such as the COVID-19 outbreak, or adverse weather conditions; and the inherent risks involved in the exploration, development and mining business generally. Please see the Company’s AIF or Form 40-F available on www.sedar.com or www.sec.gov/edgar.shtml for a comprehensive discussion of the risks faced by the Company and which may cause actual results, performance or achievements of the Company to be materially different from results, performance or achievements expressed or implied by forward-looking statements.
Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as required by applicable law.

IAMGOLD CORPORATION Annual Management’s Discussion and Analysis - December 31, 2021	40